SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2018.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho ) as filed with the Kanto Financial Bureau in Japan on November 13, 2018, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2018 and September 30, 2018 and for the three and six months ended September 30, 2017 and 2018.

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 13, 2018	By	/s/ HITOMARO YANO
Hitomaro Yano
Director
Executive Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 13, 2018, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2018 and September 30, 2018 and for the three and six months ended September 30, 2017 and 2018.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2017	Six months ended September 30, 2018	Fiscal year ended March 31, 2018
Total revenues	¥1,517,796	¥1,262,014	¥2,862,771
Income before income taxes	252,612	220,945	435,501
Net income attributable to ORIX Corporation shareholders	165,970	155,050	313,135
Comprehensive Income attributable to ORIX Corporation shareholders	180,526	167,820	288,148
ORIX Corporation shareholders’ equity	2,610,740	2,803,969	2,682,424
Total assets	11,426,036	11,778,544	11,425,982
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	129.40	121.13	244.40
Diluted (yen)	129.29	121.03	244.15
ORIX Corporation shareholders’ equity ratio (%)	22.8	23.8	23.5
Cash flows from operating activities	218,562	273,541	568,791
Cash flows from investing activities	(203,752)	(288,036)	(439,120)
Cash flows from financing activities	116,939	(142,236)	141,010
Cash, Cash Equivalents and Restricted Cash at end of Period	1,274,203	1,254,773	1,405,117

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
	2.	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.
	3.

Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)), Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) and Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) have been adopted on April 1, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (af) New accounting pronouncements.”

	Millions of yen (except for per share amounts)
	Three months ended September 30, 2017	Three months ended September 30, 2018
Total revenues	¥725,499	¥658,097
Net income attributable to ORIX Corporation shareholders	76,258	75,103
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	59.61	58.67

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
2.

Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)), Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) and Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) have been adopted on April 1, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (af) New accounting pronouncements.”

(2) Overview of Activities

During the six months ended September 30, 2018, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2018 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Financial Highlights

Financial Results for the Six Months Ended September 30, 2018

Total revenues	¥1,262,014 million (Down 17% year on year)
Total expenses	¥1,066,920 million (Down 20% year on year)
Income before income taxes	¥220,945 million (Down 13% year on year)
Net income attributable to ORIX Corporation Shareholders	¥155,050 million (Down 7% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥121.13 (Down 6% year on year)
(Diluted)	¥121.03 (Down 6% year on year)
ROE (Annualized) *1	11.3% (13.0% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.67% (2.93% during the same period in the previous fiscal year)

*1	ROE is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the six months ended September 30, 2018 (hereinafter, “the second consolidated period”) decreased 17% to ¥1,262,014 million compared to ¥1,517,796 million during the same period of the previous fiscal year. Operating leases increased due to an increase in gains on sales of real estate under operating leases. In addition, services income increased due primarily to large gains from sales of property under facility operations, and an increase in service revenues generated by subsidiaries in the principal investment business. On the other hand, sales of goods and real estate decreased due primarily to a decrease in related revenues generated by a subsidiary in the principal investment business which recognized significant demand during the same period of the previous fiscal year. In addition, despite an increase in life insurance premiums in line with an increase in policies in force, life insurance premiums and related investment income decreased due to a decrease in investment income from assets under variable annuity and variable life insurance contracts, as compared to the same period of the previous fiscal year during which market conditions had improved significantly.

Total expenses decreased 20% to ¥1,066,920 million compared to ¥1,328,769 million during the same period of the previous fiscal year. Costs of operating leases and services expense increased in line with the aforementioned increase in revenues. Costs of goods and real estate sold decreased in line with the aforementioned decrease in revenues. In addition, life insurance costs decreased due to a decrease in a provision of liability reserve, despite the aforementioned increase in policies in force.

Equity in net income of affiliates decreased mainly due to the recognition of significant gains on sales of investments in real estate joint ventures during to the same period of the previous fiscal year, and the recognition of losses in an affiliate in India during the second consolidated period.

As a result of the foregoing, income before income taxes for the second consolidated period decreased 13% to ¥220,945 million compared to ¥252,612 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 7% to ¥155,050 million compared to ¥165,970 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the six months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Six months ended September 30, 2017		Six months ended September 30, 2018		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥54,059	¥22,049	¥51,067	¥16,788	¥(2,992)	(6)	¥(5,261)	(24)
Maintenance Leasing	137,156	20,438	141,642	20,583	4,486	3	145	1
Real Estate	95,755	43,991	113,527	44,183	17,772	19	192	0
Investment and Operation	774,474	38,927	499,007	24,871	(275,467)	(36)	(14,056)	(36)
Retail	219,505	42,950	221,735	49,175	2,230	1	6,225	14
Overseas Business	240,242	81,395	238,763	67,716	(1,479)	(1)	(13,679)	(17)

Total	1,521,191	249,750	1,265,741	223,316	(255,450)	(17)	(26,434)	(11)

Difference between Segment Total and Consolidated Amounts	(3,395)	2,862	(3,727)	(2,371)	(332)	0	(5,233)	0

Total Consolidated Amounts	¥1,517,796	¥252,612	¥1,262,014	¥220,945	¥(255,782)	(17)	¥(31,667)	(13)

Total assets by segment as of March 31, 2018 and September 30, 2018 are as follows:

	Millions of yen
	March 31, 2018		September 30, 2018		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥991,818	9	¥966,357	8	¥(25,461)	(3)
Maintenance Leasing	847,190	7	859,007	7	11,817	1
Real Estate	620,238	5	577,414	5	(42,824)	(7)
Investment and Operation	856,348	8	893,067	8	36,719	4
Retail	3,174,505	28	3,368,956	29	194,451	6
Overseas Business	2,608,819	23	2,955,727	25	346,908	13

Total	9,098,918	80	9,620,528	82	521,610	6

Difference between Segment Total and Consolidated Amounts	2,327,064	20	2,158,016	18	(169,048)	(7)

Total Consolidated Amounts	¥11,425,982	100	¥11,778,544	100	¥352,562	3

Certain line items presented in the consolidated statements of income have been changed starting from the three months ended June 30, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

From the three months ended June 30, 2018, consolidated variable interest entities for securitizing financial assets such as direct financing lease receivable and loan receivable, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, the presented amounts in the financial information of the segments for the previous fiscal year have been retrospectively reclassified to conform to the presentation for the six months ended September 30, 2018.

Segment information for the six months ended September 30, 2018 is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

In this segment, we are focusing on fee businesses related to life insurance, environment and energy, auto leasing related products and services provided to domestic small- and medium-sized enterprise customers while engaging in highly competitive businesses such as leasing and lending with a focus on profitability. We also aim to grow our profit by maximizing synergy potential with Yayoi Co., Ltd., a software service provider in the group, and by utilizing our domestic network to create new businesses.

Based on the aforementioned strategy, segment revenues decreased 6% to ¥51,067 million compared to ¥54,059 million during the same period of the previous fiscal year due to a decrease in finance revenues in line with decreases in average investment balances of direct financing leases and installment loans and a decrease in gains on sales of securities, despite an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers.

Segment expenses decreased due to decreases in selling, general and administrative expenses and in interest expense despite an increase in services expense.

As a result of the foregoing and due to the recognition of gains on sales of affiliates during the same period of the previous fiscal year, segment profits decreased 24% to ¥16,788 million compared to ¥22,049 million during the same period of the previous fiscal year.

Segment assets decreased 3% to ¥966,357 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases and installment loans despite an increase in investment in securities.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we maintained stable profit from fee businesses due to more variety of services. Furthermore, to explore new business areas, we have also engaged in online lending services for small businesses.

	Six months ended September 30, 2017	Six months ended September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥16,200	¥15,669	¥(531)	(3)
Operating leases	11,525	11,939	414	4
Services income	19,738	20,453	715	4
Sales of goods and real estate, and other	6,596	3,006	(3,590)	(54)

Total Segment Revenues	54,059	51,067	(2,992)	(6)

Segment Expenses:
Interest expense	2,629	2,132	(497)	(19)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	682	434	(248)	(36)
Other	30,882	31,223	341	1

Total Segment Expenses	34,193	33,789	(404)	(1)

Segment Operating Income	19,866	17,278	(2,588)	(13)

Equity in Net income (Loss) of Affiliates, and others	2,183	(490)	(2,673)	0

Segment Profits	¥22,049	¥16,788	¥(5,261)	(24)

	As of March 31, 2018	As of September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥439,329	¥422,576	¥(16,753)	(4)
Installment loans	369,882	353,712	(16,170)	(4)
Investment in operating leases	26,350	23,513	(2,837)	(11)
Investment in securities	19,208	30,991	11,783	61
Property under facility operations	15,075	15,040	(35)	(0)
Inventories	49	36	(13)	(27)
Advances for investment in operating leases	203	52	(151)	(74)
Investment in affiliates	16,845	16,637	(208)	(1)
Advances for property under facility operations	720	631	(89)	(12)
Goodwill and other intangible assets acquired in business combinations	104,157	103,169	(988)	(1)

Total Segment Assets	¥991,818	¥966,357	¥(25,461)	(3)

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

In the automobile related businesses which cover a large part of this segment, we aim to increase market share by targeting small- and medium-sized enterprises and individuals as well as large corporate customers by leveraging our industry-leading number of fleets under management and our competitive advantages to provide one-stop automobile-related services. Furthermore, we will develop new products and services to make the change of industrial structure into new business opportunities. In the rental business, we strengthened our engineering solution businesses by developing new services for robots and three-dimensional (3D) printing.

Based on the aforementioned strategy, segment revenues increased 3% to ¥141,642 million compared to ¥137,156 million during the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment expenses increased in line with the aforementioned revenue increases.

Segment profits increased 1% to ¥20,583 million compared to ¥20,438 million during the same period of the previous fiscal year.

Segment assets increased 1% to ¥859,007 million compared to the end of the previous fiscal year due to an increase of new executions in investment in operating leases.

Although asset efficiency remained the same level compared to the same period of the previous fiscal year, we have maintained stable profitability as a result of a steady number of new auto leases.

	Six months ended September 30, 2017	Six months ended September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥7,110	¥7,095	¥(15)	(0)
Operating leases	94,505	97,983	3,478	4
Services income	33,705	34,147	442	1
Sales of goods and real estate, and other	1,836	2,417	581	32

Total Segment Revenues	137,156	141,642	4,486	3

Segment Expenses:
Interest expense	1,687	1,616	(71)	(4)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	104	134	30	29
Other	114,719	119,282	4,563	4

Total Segment Expenses	116,510	121,032	4,522	4

Segment Operating Income	20,646	20,610	(36)	(0)

Equity in Net income (Loss) of Affiliates, and others	(208)	(27)	181	0

Segment Profits	¥20,438	¥20,583	¥145	1

	As of March 31, 2018	As of September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥319,927	¥324,690	¥4,763	1
Investment in operating leases	505,472	512,818	7,346	1
Investment in securities	560	575	15	3
Property under facility operations	904	913	9	1
Inventories	461	530	69	15
Advances for investment in operating leases	197	138	(59)	(30)
Investment in affiliates	1,996	1,964	(32)	(2)
Goodwill and other intangible assets acquired in business combinations	17,673	17,379	(294)	(2)

Total Segment Assets	¥847,190	¥859,007	¥11,817	1

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

In this segment, we aim to promote portfolio rebalancing by selling rental properties into favorable markets and also to expand the scale of our asset management business such as REIT and real estate investment advisory services to construct a portfolio that is less affected by changes in the real estate market. We also aim to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns and to develop new businesses by taking advantage of the value chain to the extent of real estate development and rental, asset management and facility operations.

Based on the aforementioned strategy, segment revenues increased 19% to ¥113,527 million compared to ¥95,755 million during the same period of the previous fiscal year due to increase in services income from facilities operations which resulted from sales of property under facility operations and in operating leases revenues in line with an increase in gains on sales of rental property.

Segment expenses decreased due to a decrease in write-downs of long-lived assets.

As a result of the foregoing and a decrease in equity in net income of affiliates due to significant gains on sales of investments in real estate joint ventures that were recognized during the same period of the previous fiscal year, segment profits were ¥44,183 million, a slight increase over the ¥43,991 million recorded during the same period of the previous fiscal year.

Segment assets decreased 7% to ¥577,414 million compared to the end of the previous fiscal year due primarily to sales of property under facility operations and rental properties.

Asset efficiency increased compared to the same period of the previous fiscal year. And we had continuously made new investments in carefully selected areas and properties.

	Six months ended September 30, 2017	Six months ended September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥986	¥974	¥(12)	(1)
Operating leases	30,112	38,342	8,230	27
Services income	60,882	71,151	10,269	17
Sales of goods and real estate, and other	3,775	3,060	(715)	(19)

Total Segment Revenues	95,755	113,527	17,772	19

Segment Expenses:
Interest expense	1,214	1,191	(23)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,472	20	(1,452)	(99)
Other	70,156	70,726	570	1

Total Segment Expenses	72,842	71,937	(905)	(1)

Segment Operating Income	22,913	41,590	18,677	82

Equity in Net income (Loss) of Affiliates, and others	21,078	2,593	(18,485)	(88)

Segment Profits	¥43,991	¥44,183	¥192	0

	As of March 31, 2018	As of September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥33,589	¥33,827	¥238	1
Installment loans	312	313	1	0
Investment in operating leases	247,001	210,311	(36,690)	(15)
Investment in securities	2,988	3,147	159	5
Property under facility operations	195,463	200,634	5,171	3
Inventories	2,850	3,619	769	27
Advances for investment in operating leases	20,524	22,180	1,656	8
Investment in affiliates	86,666	90,075	3,409	4
Advances for property under facility operations	19,351	6,729	(12,622)	(65)
Goodwill and other intangible assets acquired in business combinations	11,494	6,579	(4,915)	(43)

Total Segment Assets	¥620,238	¥577,414	¥(42,824)	(7)

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

In the environment and energy business, we aim to increase services revenue by promoting renewable energy business and electric power retailing business as a comprehensive energy service provider. In our solar power business, we have a secured one gigawatt of solar power capacity and are operating projects that generate approximately 780 megawatts of electricity as of September 30, 2018, making us one of the largest solar power producers in Japan. We will accelerate renewable energy business overseas by utilizing the expertise gained in the domestic market. In the principal investment business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We will diversify our investment methods and expand our target zone. Regarding our concession business, we will strengthen the operations of three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and will also proactively engage in the operation of public infrastructures other than airports.

Based on the aforementioned strategy, segment revenues decreased 36% to ¥499,007 million compared to ¥774,474 million during the same period of the previous fiscal year due to decreases in sales of goods by a subsidiary in the principal investment business which recognized significant demand during the same period of the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year in line with the aforementioned revenues decreases.

As a result of the foregoing and due to the recognition of a significant gain on sales of shares of a subsidiary during the same period of the previous fiscal year, segment profits decreased 36% to ¥24,871 million compared to ¥38,927 million during the same period of the previous fiscal year.

Segment assets increased 4% to ¥893,067 million compared to the end of the previous fiscal year due primarily to increases in inventories and property under facility operations in the environment and energy business.

Although asset efficiency decreased compared to the same period of the previous year, the operation rate of solar power generation projects has improved and profit from our concession business has steadily increased. We also established ORIX Renewable Energy Management Corporation, to operate, manage and maintain power plants that use renewable energies and aim to maximize profit by maintaining safe, long-term management of those renewable energy power plants.

	Six months	Six months	Change
	ended September 30, 2017	ended September 30, 2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥4,719	¥5,252	¥533	11
Gains on investment securities and dividends	4,356	759	(3,597)	(83)
Sales of goods and real estate	601,760	320,208	(281,552)	(47)
Services income	157,966	169,400	11,434	7
Operating leases, and other	5,673	3,388	(2,285)	(40)

Total Segment Revenues	774,474	499,007	(275,467)	(36)

Segment Expenses:
Interest expense	2,676	3,403	727	27
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(536)	(99)	437	0
Other	746,459	478,804	(267,655)	(36)

Total Segment Expenses	748,599	482,108	(266,491)	(36)

Segment Operating Income	25,875	16,899	(8,976)	(35)

Equity in Net income (Loss) of Affiliates, and others	13,052	7,972	(5,080)	(39)

Segment Profits	¥38,927	¥24,871	¥(14,056)	(36)

	As of	As of	Change
	March 31, 2018	September 30, 2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥25,497	¥24,939	¥(558)	(2)
Installment loans	59,437	52,864	(6,573)	(11)
Investment in operating leases	30,158	32,225	2,067	7
Investment in securities	29,928	31,551	1,623	5
Property under facility operations	208,106	219,054	10,948	5
Inventories	101,518	120,531	19,013	19
Advances for investment in operating leases	1,261	4,240	2,979	236
Investment in affiliates	170,449	171,744	1,295	1
Advances for property under facility operations	44,901	53,975	9,074	20
Goodwill and other intangible assets acquired in business combinations	185,093	181,944	(3,149)	(2)

Total Segment Assets	¥856,348	¥893,067	¥36,719	4

Retail Segment: Life insurance, banking and card loan

In the life insurance business, we aim to increase the number of policies in-force and revenues from insurance premiums by offering simple-to-understand products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing the balance of outstanding housing loans which is a core of our banking business. In the card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions. We also aim to increase finance revenues by making loans directly by utilizing our experience and expertise in credit screening while taking into account the amendments to the Money Lending Business Act for the purpose of reducing over-indebtedness.

Based on the aforementioned strategy, segment revenues increased 1% to ¥221,735 million compared to ¥219,505 million during the same period of the previous fiscal year due to increases in life insurance premiums in line with an increase in policies in force and in finance revenues in the banking business, which was partially offset by a decrease in investment income from assets under variable annuity and variable life insurance contracts because of the significant market improvement that had occurred during the same period of the previous fiscal year.

Segment expenses decreased due to a decrease in life insurance costs as a provision of liability reserve declined.

As a result of the foregoing, segment profits increased 14% to ¥49,175 million compared to ¥42,950 million during the same period of the previous fiscal year.

Segment assets increased 6% to ¥3,368,956 million compared to the end of the previous fiscal year due primarily to an increase in investment in securities in the life insurance business and an increase in installment loans in the banking business, despite the surrender of variable annuity and variable life insurance contracts.

Asset efficiency increased compared to the same period of the previous fiscal year. We have steadily expanded our businesses by starting the sale of investment trusts for individuals in the banking business and have also achieved 4 million policies in force for individual insurance in the life insurance business.

	Six months ended September 30, 2017	Six months ended September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥36,445	¥38,661	¥2,216	6
Life insurance premiums and related investment income	181,908	181,293	(615)	(0)
Services income, and other	1,152	1,781	629	55

Total Segment Revenues	219,505	221,735	2,230	1

Segment Expenses:
Interest expense	1,986	2,037	51	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	5,679	5,326	(353)	(6)
Other	168,890	165,190	(3,700)	(2)

Total Segment Expenses	176,555	172,553	(4,002)	(2)

Segment Operating Income	42,950	49,182	6,232	15

Equity in Net income (Loss) of Affiliates, and others	(0)	(7)	(7)	0

Segment Profits	¥42,950	¥49,175	¥6,225	14

	As of March 31, 2018	As of September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥208	¥112	¥(96)	(46)
Installment loans	1,852,761	1,910,396	57,635	3
Investment in operating leases	44,319	40,804	(3,515)	(8)
Investment in securities	1,260,291	1,400,851	140,560	11
Investment in affiliates	702	569	(133)	(19)
Goodwill and other intangible assets acquired in business combinations	16,224	16,224	0	0

Total Segment Assets	¥3,174,505	¥3,368,956	¥194,451	6

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

In the Americas, we aim to expand our business areas by engaging in fee business such as equity investment, fund management in addition to corporate finance and investment in bonds. In our aircraft-related operations, we are focusing on the profit opportunities within operating lease, sales of used aircraft to domestic and overseas investors, asset management services for the aircrafts owned by others, backed by the growing demand of passengers and aircrafts. We will also aim to promote the expansion of functionality and diversification in our overseas group companies.

Based on the aforementioned strategy, segment revenues decreased 1% to ¥238,763 million compared to ¥240,242 million during the same period of the previous fiscal year mainly due to a decrease in sales of goods and real estate because of sales of shares of subsidiaries, despite increases in finance revenues and operating leases.

Segment expenses increased due to an increase in selling, general and administrative expenses.

As a result of the foregoing and due to a decrease in equity in net income of affiliates because of the recognition of losses in an affiliate in India, segment profits decreased 17% to ¥67,716 million compared to ¥81,395 million in the same period of the previous fiscal year.

Segment assets increased 13% to ¥2,955,727 million compared to the end of the previous fiscal year due primarily to an increase in installment loans because of an acquisition of NXT Capital, Inc., which is involved in loan origination and asset management operations in the Americas and an increase in investment in operating leases of aircraft-related operations.

Although asset efficiency decreased compared to the same period of the previous fiscal year, the asset management and the aircraft- and ship-related operations have steadily developed. We also aim to scale up our aircraft leasing business in ways such as signing an agreement to acquire the shares of Avolon Holdings Limited, a leading global aircraft leasing company based in Ireland. Furthermore, we have continued efforts toward increasing profits mainly by making investments in infrastructure related businesses and acquiring the shares of NXT Capital, Inc.

	Six months	Six months	Change
	ended September 30, 2017	ended September 30, 2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥48,009	¥49,493	¥1,484	3
Gains on investment securities and dividends	11,255	9,421	(1,834)	(16)
Operating leases	57,481	59,184	1,703	3
Services income	117,021	118,394	1,373	1
Sales of goods and real estate, and other	6,476	2,271	(4,205)	(65)

Total Segment Revenues	240,242	238,763	(1,479)	(1)

Segment Expenses:
Interest expense	25,007	26,749	1,742	7
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	2,539	3,197	658	26
Other	154,586	155,117	531	0

Total Segment Expenses	182,132	185,063	2,931	2

Segment Operating Income	58,110	53,700	(4,410)	(8)

Equity in Net income (Loss) of Affiliates, and others	23,285	14,016	(9,269)	(40)

Segment Profits	¥81,395	¥67,716	¥(13,679)	(17)

	As of March 31, 2018	As of September 30, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥368,721	¥372,927	¥4,206	1
Installment loans	534,586	762,369	227,783	43
Investment in operating leases	491,132	560,823	69,691	14
Investment in securities	413,440	399,625	(13,815)	(3)
Property under facility operations and servicing assets	43,995	46,444	2,449	6
Inventories	5,923	6,449	526	9
Advances for investment in operating leases	9,487	14,968	5,481	58
Investment in affiliates	314,569	311,707	(2,862)	(1)
Goodwill and other intangible assets acquired in business combinations	426,966	480,415	53,449	13

Total Segment Assets	¥2,608,819	¥2,955,727	¥346,908	13

(2) Financial Condition
	As of March 31, 2018		As of September 30, 2018		Change
					Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥11,425,982		¥11,778,544		¥352,562	3
(Segment assets)*1	9,098,918		9,620,528		521,610	6
Total liabilities	8,619,688		8,840,932		221,244	3
(Short- and long-term debt)	4,133,258		4,185,501		52,243	1
(Deposits)	1,757,462		1,857,879		100,417	6
ORIX Corporation shareholders’ equity	2,682,424		2,803,969		121,545	5
ORIX Corporation shareholders’ equity per share (yen)*2	2,095.64		2,190.67		95.03	5
ORIX Corporation shareholders’ equity ratio*3	23.5%		23.8%		—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.5	x	1.5	x	—	—

*1

From the three months ended June 30, 2018, variable interest entities for securitizing financial assets such as lease receivables and loan receivables are included in segment assets, and the amount of segment assets for the previous fiscal year have been reclassified as a result of this change.

*2	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*3	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.

Total assets increased 3% to ¥11,778,544 million compared to ¥11,425,982 million as of March 31, 2018. Installment loans increased due primarily to an acquisition of NXT Capital, Inc., which is involved in loan origination and asset management operations in the Americas. Investment in securities increased due primarily to the purchase of investment in securities in the life insurance business. Segment assets increased 6% to ¥9,620,528 million compared to the balance as of March 31, 2018.

Due to assets increase, long-term debt and short-term debt, and deposits in liabilities increased compared to the balance as of March 31, 2018.

Shareholders’ equity increased 5% to ¥2,803,969 million compared to the balance as of March 31, 2018 due primarily to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital, investment and loan in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity and reducing capital costs. We formulate and execute on funding policies that are resistant to sudden negative events in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. When implementing our management plan, we adjust our funding based on changes in the external environment and our needs in light of our business activities, and endeavor to maintain flexibility in our funding activities. We endeavor to diversify our funding sources, promote longer liability maturities, disperse interest and principal repayment dates, maintain sufficient liquidity, optimize the balance of liabilities and equity and reinforce our funding stability.

Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥6,043,380 million as of September 30, 2018. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of September 30, 2018. Procurement from the capital markets is composed of bonds, medium-term notes, commercial paper, payables under securitized leases, loan receivables and other assets (including asset backed securities). The majority of deposits are attributable to ORIX Bank Corporation.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2018	September 30, 2018
Borrowings from financial institutions	¥251,860	¥244,698
Commercial paper	54,894	79,766

Total short-term debt	¥306,754	¥324,464

Short-term debt as of September 30, 2018 was ¥324,464 million, which accounted for 8% of the total amount of short and long-term debt (excluding deposits) as compared to 7% as of March 31, 2018.

While the amount of short-term debt as of September 30, 2018 was ¥324,464 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of September 30, 2018 was ¥1,468,587 million.

(b) Long-term debt

	Millions of yen
	March 31, 2018	September 30, 2018
Borrowings from financial institutions	¥2,804,357	¥2,754,826
Bonds	756,865	740,787
Medium-term notes	183,224	194,390
Payables under securitized lease, loan receivables and other assets	82,058	171,034

Total long-term debt	¥3,826,504	¥3,861,037

The balance of long-term debt as of September 30, 2018 was ¥3,861,037 million, which accounted for 92% of the total amount of short and long-term debt (excluding deposits) as compared to 93% as of March 31, 2018.

(c) Deposits

	Millions of yen
	March 31, 2018	September 30, 2018
Deposits	¥1,757,462	¥1,857,879

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash, cash equivalents and restricted cash as of September 30, 2018 decreased by ¥150,344 million to ¥1,254,773 million compared to March 31, 2018.

Cash flows provided by operating activities were ¥273,541 million in the six months ended September 30, 2018, up from ¥218,562 million during the same period of the previous fiscal year. This change resulted primarily from a change from a decrease to an increase in policy liabilities and policy account balances and a change from an increase to a decrease in trade notes, accounts and other receivable, but partially offset by a decrease in proceeds from decreases in trading securities.

Cash flows used in investing activities were ¥288,036 million in the six months ended September 30, 2018, up from ¥203,752 million during the same period of the previous fiscal year. This change resulted primarily from an increase in payments for purchases of available-for-sale debt securities and a decrease in proceeds from sales of available-for-sale debt securities, and an increase in payments for acquisitions of subsidiaries, but partially offset by an increase in principal payments received under installment loans.

Cash flows used in financing activities were ¥142,236 million in the six months ended September 30, 2018 compared to the inflow of ¥116,939 million during the same period of the previous fiscal year. This change resulted primarily from a change from a decrease in proceeds from debt with maturities longer than three months.

(5) Challenges to be addressed

There were no significant changes for the six months ended September 30, 2018.

(6) Research and Development Activity

There were no significant changes in research and development activities for the six months ended September 30, 2018.

(7) Major Facilities

Significant changes in major facilities for the six months ended September 30, 2018 include following:

New Construction—We finished the construction of a new solar power station in Niigata city, Niigata. The total investment for the facility was ¥13,702 million.

4.	Material Contracts

Not applicable.

5.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Capital Reserve

The number of issued shares, the amount of common stock and capital reserve for the three months ended September 30, 2018 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	September 30, 2018	Increase, net	September 30, 2018	Increase, net	September 30, 2018
0	1,324,629	¥0	¥221,111	¥0	¥248,290

(2) List of Major Shareholders

The following is a list of major shareholders based on our share registry as of September 30, 2018:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account)	117,404	9.15%
1-8-11, Harumi, Chuo-ku, Tokyo

The Master Trust Bank of Japan, Ltd. (Trust Account)	80,256	6.26
2-11-3, Hamamatsu-cho, Minato-ku, Tokyo

Japan Trustee Services Bank, Ltd. (Trust Account 9)	35,487	2.76
1-8-11, Harumi, Chuo-ku, Tokyo

SSBTC Client Omnibus Account	33,327	2.60
One Lincoln Street, Boston MA USA 02111

Citibank, N.A.-NY, As Depositary Bank For Depositary Share Holders	27,572	2.15
388 Greenwich Street New York, NY 10013 USA

Japan Trustee Services Bank, Ltd. (Trust Account 5)	25,645	2.00
1-8-11, Harumi, Chuo-Ku, Tokyo

State Street Bank And Trust Company 505001	23,139	1.80
P.O.Box 351 Boston Massachusetts 02101 U.S.A.

State Street Bank West Client-Treaty 505234	21,617	1.68
1776 Heritage Drive, North Quincy, MA 02171, U.S.A.

Japan Trustee Services Bank, Ltd. (Trust Account 7)	20,881	1.62
1-8-11, Harumi, Chuo-ku, Tokyo

The Chase Manhattan Bank 385036	20,033	1.56
360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A.

	405,365	31.62%

Notes 1:	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.
2:

In addition to the above, the Company has treasury stock shares of 42,843 thousand shares. The Company’s shares held through the Board Incentive Plan Trust (1,823 thousand shares) are not included in the number of treasury stock shares.

3:

On July 2, 2018, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Kokusai Asset Management Co., Ltd. jointly filed a large shareholding report (an alteration report), as required under Japanese regulations, that shows their shareholdings of the Company as of June 25, 2018 as follows. The following information is not included in the List of Major Shareholders above because we were unable to confirm our share registry as of September 30, 2018 with regard to the reported number of shares held.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Mitsubishi UFJ Trust and Banking Corporation	45,647	3.45%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	7,058	0.53

Total	52,705	3.98%

6.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2018 and September 30, 2018, there were no changes of directors and executive officers.

7. Financial Information

(1)	Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2018	September 30, 2018
Cash and Cash Equivalents		¥1,321,241	¥1,140,901
Restricted Cash		83,876	113,872
Investment in Direct Financing Leases		1,194,888	1,178,913
Installment Loans		2,823,769	3,079,787
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥17,260 million
September 30, 2018	¥31,196 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(54,672)	(55,840)
Investment in Operating Leases		1,344,926	1,380,494
Investment in Securities		1,729,455	1,869,854
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥37,631 million
September 30, 2018	¥23,960 million
Property under Facility Operations		434,786	451,017
Investment in Affiliates		591,363	592,822
Trade Notes, Accounts and Other Receivable		294,773	275,520
Inventories		111,001	131,375
Office Facilities		112,962	112,446
Other Assets		1,437,614	1,507,383
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥15,008 million
September 30, 2018	¥11,121 million

Total Assets		¥11,425,982	¥11,778,544

Note:     The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2018	September 30, 2018
Cash and Cash Equivalents	¥4,553	¥4,903
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	43,942	29,989
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	36,991	152,599
Investment in Operating Leases	124,998	92,880
Property under Facility Operations	108,115	152,865
Investment in Affiliates	52,450	52,227
Other	74,645	85,219

	¥445,694	¥570,682

	Millions of yen
Liabilities and Equity	March 31, 2018	September 30, 2018
Liabilities:
Short-term Debt	¥306,754	¥324,464
Deposits	1,757,462	1,857,879
Trade Notes, Accounts and Other Payable	262,301	229,467
Policy Liabilities and Policy Account Balances	1,511,246	1,522,746
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018 ¥444,010 million
September 30, 2018 ¥405,705 million
Current and Deferred Income Taxes	366,947	404,878
Long-term Debt	3,826,504	3,861,037
Other Liabilities	588,474	640,461

Total Liabilities	8,619,688	8,840,932

Redeemable Noncontrolling Interests	7,420	7,713

Commitments and Contingent Liabilities
Equity:
Common Stock	220,961	221,111
Additional Paid-in Capital	267,291	267,033
Retained Earnings	2,315,283	2,427,424
Accumulated Other Comprehensive Income (Loss)	(45,566)	(35,696)
Treasury Stock, at Cost	(75,545)	(75,903)

ORIX Corporation Shareholders’ Equity	2,682,424	2,803,969
Noncontrolling Interests	116,450	125,930

Total Equity	2,798,874	2,929,899

Total Liabilities and Equity	¥11,425,982	¥11,778,544

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2018	September 30, 2018
Trade Notes, Accounts and Other Payable	¥1,102	¥6,601
Long-term Debt	263,973	370,310
Other	8,047	10,939

	¥273,122	¥387,850

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Revenues:
Finance revenues	¥113,346	¥117,352
Gains on investment securities and dividends	20,477	11,735
Operating leases	197,958	208,975
Life insurance premiums and related investment income	181,210	180,604
Sales of goods and real estate	616,568	330,761
Services income	388,237	412,587

Total revenues	1,517,796	1,262,014

Expenses:
Interest expense	37,921	41,848
Costs of operating leases	125,225	127,366
Life insurance costs	131,715	125,734
Costs of goods and real estate sold	579,565	305,313
Services expense	236,615	247,572
Other (income) and expense, net	(1,464)	(503)
Selling, general and administrative expenses	209,299	210,646
Provision for doubtful receivables and probable loan losses	7,998	8,210
Write-downs of long-lived assets	1,472	26
Write-downs of securities	423	708

Total expenses	1,328,769	1,066,920

Operating Income	189,027	195,094
Equity in Net Income of Affiliates	38,613	6,819
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	24,972	19,032

Income before Income Taxes	252,612	220,945
Provision for Income Taxes	83,211	64,326

Net Income	169,401	156,619

Net Income Attributable to the Noncontrolling Interests	3,283	1,484

Net Income Attributable to the Redeemable Noncontrolling Interests	148	85

Net Income Attributable to ORIX Corporation Shareholders	¥165,970	¥155,050

Note:

Certain line items presented in the consolidated statements of income have been changed starting from the three months ended June 30, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

	Yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥129.40	¥121.13
Diluted:	¥129.29	¥121.03

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Revenues:
Finance revenues	¥55,983	¥60,793
Gains on investment securities and dividends	10,196	4,228
Operating leases	101,279	113,696
Life insurance premiums and related investment income	87,556	97,745
Sales of goods and real estate	269,453	176,306
Services income	201,032	205,329

Total revenues	725,499	658,097

Expenses:
Interest expense	18,822	21,699
Costs of operating leases	63,487	64,629
Life insurance costs	63,942	68,721
Costs of goods and real estate sold	252,520	162,592
Services expense	124,146	129,461
Other (income) and expense, net	(1,791)	(1,566)
Selling, general and administrative expenses	103,337	105,490
Provision for doubtful receivables and probable loan losses	3,359	3,264
Write-downs of long-lived assets	387	0
Write-downs of securities	243	708

Total expenses	628,452	554,998

Operating Income	97,047	103,099
Equity in Net Income of Affiliates	9,480	1,646
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	10,474	5,246

Income before Income Taxes	117,001	109,991
Provision for Income Taxes	38,541	33,404

Net Income	78,460	76,587

Net Income Attributable to the Noncontrolling Interests	2,104	1,450

Net Income Attributable to the Redeemable Noncontrolling Interests	98	34

Net Income Attributable to ORIX Corporation Shareholders	¥76,258	¥75,103

Note:

Certain line items presented in the consolidated statements of income have been changed starting from the three months ended June 30, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

	Yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥59.61	¥58.67
Diluted:	¥59.55	¥58.62

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Net Income	¥169,401	¥156,619

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	(3,027)	(1,606)
Net change of debt valuation adjustments	0	(81)
Net change of defined benefit pension plans	(447)	(201)
Net change of foreign currency translation adjustments	18,655	14,789
Net change of unrealized gains (losses) on derivative instruments	76	690

Total other comprehensive income	15,257	13,591

Comprehensive Income	184,658	170,210

Comprehensive Income Attributable to the Noncontrolling Interests	3,950	1,803

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	182	587

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥180,526	¥167,820

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Net Income	¥78,460	¥76,587

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	(1,071)	(1,844)
Net change of debt valuation adjustments	0	(78)
Net change of defined benefit pension plans	(190)	(188)
Net change of foreign currency translation adjustments	13,041	19,525
Net change of unrealized gains (losses) on derivative instruments	(69)	720

Total other comprehensive income	11,711	18,135

Comprehensive Income	90,171	94,722

Comprehensive Income Attributable to the Noncontrolling Interests	3,800	1,780

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	143	240

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥86,228	¥92,702

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Six months ended September 30, 2017

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥220,524	¥268,138	¥2,077,474	¥(21,270)	¥(37,168)	¥2,507,698	¥139,927	¥2,647,625

Contribution to subsidiaries						0	8,078	8,078
Transaction with noncontrolling interests		(560)				(560)	(7,626)	(8,186)
Comprehensive income, net of tax:
Net income			165,970			165,970	3,283	169,253
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(2,962)		(2,962)	(65)	(3,027)
Net change of defined benefit pension plans				(447)		(447)	0	(447)
Net change of foreign currency translation adjustments				17,893		17,893	728	18,621
Net change of unrealized gains (losses) on derivative instruments				72		72	4	76

Total other comprehensive income						14,556	667	15,223

Total comprehensive income						180,526	3,950	184,476

Cash dividends			(38,162)			(38,162)	(7,227)	(45,389)
Exercise of stock options	39	20				59	0	59
Acquisition of treasury stock					(39,109)	(39,109)	0	(39,109)
Disposal of treasury stock		(180)			253	73	0	73
Other, net		216	(1)			215	0	215

Ending Balance	¥220,563	¥267,634	¥2,205,281	¥(6,714)	¥(76,024)	¥2,610,740	¥137,102	¥2,747,842

Six months ended September 30, 2018

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2018	¥220,961	¥267,291	¥2,315,283	¥(45,566)	¥(75,545)	¥2,682,424	¥116,450	¥2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	¥220,961	¥267,291	¥2,322,359	¥(48,465)	¥(75,545)	¥2,686,601	¥116,804	¥2,803,405

Contribution to subsidiaries						0	3,084	3,084
Transaction with noncontrolling interests		(292)		(1)		(293)	7,824	7,531
Comprehensive income, net of tax:
Net income			155,050			155,050	1,484	156,534
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(1,606)		(1,606)	0	(1,606)
Net change of debt valuation adjustments				(81)		(81)	0	(81)
Net change of defined benefit pension plans				(199)		(199)	(2)	(201)
Net change of foreign currency translation adjustments				14,003		14,003	284	14,287
Net change of unrealized gains (losses) on derivative instruments				653		653	37	690

Total other comprehensive income						12,770	319	13,089

Total comprehensive income						167,820	1,803	169,623

Cash dividends			(49,984)			(49,984)	(3,585)	(53,569)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(706)	(706)	0	(706)
Disposal of treasury stock		(233)			348	115	0	115
Other, net		192	(1)			191	0	191

Ending Balance	¥221,111	¥267,033	¥2,427,424	¥(35,696)	¥(75,903)	¥2,803,969	¥125,930	¥2,929,899

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 11 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Cash Flows from Operating Activities:
Net income	¥169,401	¥156,619
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	133,555	143,189
Provision for doubtful receivables and probable loan losses	7,998	8,210
Equity in net income of affiliates (excluding interest on loans)	(36,829)	(5,137)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(24,972)	(19,032)
Gains on sales of securities other than trading	(15,559)	(6,184)
Gains on sales of operating lease assets	(27,793)	(35,227)
Write-downs of long-lived assets	1,472	26
Write-downs of securities	423	708
Decrease in trading securities	80,972	22,533
Increase in inventories	(9,321)	(16,928)
Decrease (Increase) in trade notes, accounts and other receivable	(4,444)	6,468
Decrease in trade notes, accounts and other payable	(23,984)	(20,066)
Increase (Decrease) in policy liabilities and policy account balances	(22,308)	11,500
Other, net	(10,049)	26,862

Net cash provided by operating activities	218,562	273,541

Cash Flows from Investing Activities:
Purchases of lease equipment	(518,695)	(526,262)
Principal payments received under direct financing leases	239,842	235,056
Installment loans made to customers	(705,027)	(717,117)
Principal collected on installment loans	570,867	708,396
Proceeds from sales of operating lease assets	191,643	221,756
Investment in affiliates, net	(91,715)	(30,607)
Proceeds from sales of investment in affiliates	54,455	41,097
Purchases of available-for-sale debt securities	(176,352)	(354,150)
Proceeds from sales of available-for-sale debt securities	247,551	158,151
Proceeds from redemption of available-for-sale debt securities	61,107	50,906
Purchases of equity securities other than trading	(28,851)	(38,203)
Proceeds from sales of equity securities other than trading	40,038	57,886
Purchases of property under facility operations	(41,001)	(37,611)
Acquisitions of subsidiaries, net of cash acquired	(54,674)	(74,506)
Sales of subsidiaries, net of cash disposed	15,543	(186)
Other, net	(8,483)	17,358

Net cash used in investing activities	(203,752)	(288,036)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	46,200	7,987
Proceeds from debt with maturities longer than three months	781,685	261,040
Repayment of debt with maturities longer than three months	(690,949)	(456,126)
Net increase in deposits due to customers	83,772	99,839
Cash dividends paid to ORIX Corporation shareholders	(38,162)	(49,984)
Acquisition of treasury stock	(39,109)	(706)
Contribution from noncontrolling interests	3,225	11,808
Purchases of shares of subsidiaries from noncontrolling interests	(4,466)	(2,514)
Net decrease in call money	(18,000)	(10,000)
Other, net	(7,257)	(3,580)

Net cash provided by (used in) financing activities	116,939	(142,236)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	9,242	6,387

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	140,991	(150,344)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,133,212	1,405,117

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,274,203	¥1,254,773

Notes:	1.	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.
2.

Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied on April 1, 2018. The amounts that had been previously reported have been reclassified for this application.

3.

The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of September 30, 2017 and September 30, 2018, respectively.

	Millions of yen
	September 30, 2017	September 30, 2018
Cash and Cash Equivalents	¥1,185,961	¥1,140,901
Restricted Cash	88,242	113,872

Cash, Cash Equivalents and Restricted Cash	¥1,274,203	¥1,254,773

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits.

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2018 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Revenue recognition for revenue from contracts with customers

Under U.S. GAAP, revenues from contracts with customers such as sales of goods and real estate, and services income are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under Japanese GAAP, revenues are generally recognized when cash or monetary assets are received as a consideration by sales of goods or rendering of services in accordance with realization principle.

(b) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(d) Accounting for life insurance operations

Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(f) Accounting for pension plans

Under U.S. GAAP, the net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(g) Sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(h) Consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

In addition, under U.S. GAAP, restricted cash is required to be added to the balance of cash and cash equivalents.

(i) Transfer of financial assets

Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special-purpose companies, collectively special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale.

In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

(j) Investment in securities

Under U.S. GAAP, unrealized gains and losses from all of equity securities are generally recognized in income.

Under Japanese GAAP, such unrealized gains and losses from equity securities other than trading are to be recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option

Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.

Under Japanese GAAP, there is no accounting standard for fair value option.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include VIEs to which the Company and its subsidiaries are primary beneficiaries.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.

(d) Revenue recognition

The Company and its subsidiaries recognize revenues from only contracts with customers that are not completed on April 1, 2018, such as sales of goods and real estate, and services income, based on the following five steps;

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.

Finance Revenues—Finance revenues mainly include revenues from direct financing leases, installment loans, and financial guarantees.

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. The estimated unguaranteed residual value is based on market value of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Revenues from financial guarantees

At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtor’s creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥605,415 million and ¥621,237 million as of March 31, 2018 and September 30, 2018, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, golf courses and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.

Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

Held-to-maturity debt securities are recorded at amortized cost.

For debt securities other than trading, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates for the six months ended September 30, 2017 and 2018 were 32.9% and 29.1%, respectively. These rates are 32.9% and 30.4% for the three months ended September 30, 2017 and 2018, respectively. For the six and three months ended September 30, 2017, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%. For the six and three months ended September 30, 2018, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.

SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income or recorded in other comprehensive income (loss), net of applicable income taxes.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), net of applicable income taxes, depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

The ineffective portion of changes in fair value of derivatives that qualify as a hedge are recorded in earnings.

For all hedging relationships that are designated and qualified as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value of the grant date. The costs are recognized over the requisite service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2018 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, deposits held on behalf of third parties in the aircraft-related business and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2018 and September 30, 2018 were ¥18,300 million and ¥44,398 million, respectively. There were ¥17,260 million and ¥31,196 million of loans held for sale as of March 31, 2018 and September 30, 2018, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥101,103 million and ¥107,682 million as of March 31, 2018 and September 30, 2018, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2018 and September 30, 2018, residential condominiums under development were ¥51,415 million and ¥74,051 million, respectively, and completed residential condominiums and merchandise for sale were ¥59,586 million and ¥57,324 million, respectively.

The company and its subsidiaries recorded ¥88 million and ¥110 million of write-downs principally on completed residential condominiums and merchandise for sale for the six months ended September 30, 2017 and 2018, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended September 30, 2017 and 2018 were ¥64 million and ¥69 million, respectively. These write-downs were recorded in costs of goods and real estate sold and principally included in Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥51,395 million and ¥53,242 million as of March 31, 2018 and September 30, 2018, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, servicing assets, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

The amount of goodwill was ¥368,625 million and ¥416,129 million as of March 31, 2018 and September 30, 2018, respectively.

The amount of other intangible assets was ¥439,100 million and ¥435,561 million as of March 31, 2018 and September 30, 2018, respectively.

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily interest, bonus accrued expense and accrued benefit liability, advances received from lessees in relation to lease contracts, deposit received from real estate transaction, contract liabilities mainly related to automobile maintenance services and derivative liabilities.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs primarily related to specific environmental assets and long-term real estate development projects.

(aa) Advertising

The costs of advertising are expensed as incurred.

(ab) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(ac) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.

(ae) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued, and related amendments were issued thereafter. The core principle of these Updates requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company and its subsidiaries adopted these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. The adoption primarily resulted in changes in the timing of revenue recognition for performance fees received from customers regarding asset management business, and certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. The effect of adopting these Updates on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥405 million in retained earnings in the consolidated balance sheets. There are no material effects on the Company and its subsidiaries’ results of operations for the six and three months ended September 30, 2018 and financial position as of September 30, 2018 by adopting these Updates, as compared to the guidance that was in effect before the change.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update requires an entity to measure equity investments at fair value, and requires recognizing the changes in fair value through earnings or using alternative method that requires carrying value to be adjusted by subsequent observable transactions. Additionally, this Update revises the presentation of certain fair value changes for financial liabilities measured at fair value. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets, due to reclassification of unrealized changes in fair value of equity investments from accumulated other comprehensive income to retained earnings, and reclassification of changes in fair value of financial liabilities resulting from a change in the instrument-specific credit risk when the Company and its subsidiaries have elected to measure the liabilities at fair value in accordance with the fair value option, from retained earnings to accumulated other comprehensive income.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued, and related amendments were issued thereafter. These Updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some important changes. These Updates are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. In principle, the amendments in these Updates should be applied at the beginning of the earliest period presented or the beginning of the fiscal year of adoption using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries will adopt these Updates on April 1, 2019. Based on the Company and its subsidiaries’ assessment and best estimates to date, the impact of the application of the Update will likely result in gross up of right-of-use assets and corresponding lease liabilities principally for operating leases where it is the lessee, such as ground leases and office and equipment leases. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This Update significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of this Update. This Update also makes targeted amendments to the current impairment model for available-for-sale debt securities. This Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this Update should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt this Update on April 1, 2020. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. The Company and its subsidiaries adopted this Update on April 1, 2018. The adoption did not have an effect in the consolidated statements of cash flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥3,772 million in retained earnings in the consolidated balance sheets.

In November 2016, Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company and its subsidiaries adopted this Update on April 1, 2018, using retrospective transition approach. The effects of adopting this Update for the six months ended September 30, 2017 and 2018 are a decrease of ¥5,100 million and an increase of ¥29,996 million, respectively, in cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company and its subsidiaries will adopt this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update changes the recognition and presentation requirements of hedge accounting including eliminating the requirement to separately measure and report hedge ineffectiveness and presenting the entire change in the fair value of the hedging instrument that affects earnings in the same income statement line as the hedged item. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including in an interim period. For cash flow hedges and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of fiscal year that an entity adopts the amendment in this Update. The amended presentation and disclosure guidance is required only prospectively. The Company and its subsidiaries will adopt this Update on April 1, 2019. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update changes the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. This Update requires an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. This Update also requires market risk benefits to be measured at fair value, and simplifies amortization of deferred acquisition costs. Furthermore, this Update requires additional disclosures for long-duration contracts. This Update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, this Update is applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of this Update) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, this Update is applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt this Update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This Update modifies and adds the disclosure requirements for Fair Value Measurements. This Update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This Update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This Update is effective for fiscal years ending after December 15, 2020. The amendments in this Update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this Update from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Revenues from financial guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” starting from the three months ended June 30, 2018.

The change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC 606 (“Revenue from Contracts with Customers”). Corresponding to the change, the presented amounts in the consolidated statements of income for the six and three months ended September 30, 2017 have been reclassified retrospectively to conform to the presentation for the six and three months ended September 30, 2018.

In the Company’s consolidated statements of income for the six and three months ended September 30, 2017, “Services income” in the amounts of ¥6,869 million and ¥3,496 million have been reclassified to “Finance revenues.”

3. Fair Value Measurements

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1	—	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2	—	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3	—	Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and September 30, 2018:

March 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥17,260	¥0	¥17,260	¥0
Trading securities	422,053	35,766	386,287	0
Available-for-sale securities:	1,015,477	65,716	828,844	120,917
Japanese and foreign government bond securities*2	275,810	3,949	271,861	0
Japanese prefectural and foreign municipal bond securities	163,236	0	163,236	0
Corporate debt securities*3	366,475	8,882	354,556	3,037
Specified bonds issued by SPEs in Japan	861	0	0	861
CMBS and RMBS in the Americas	74,176	0	38,166	36,010
Other asset-backed securities and debt securities	81,321	0	312	81,009
Equity securities*4	53,598	52,885	713	0
Other securities:	37,879	0	0	37,879
Investment funds*5	37,879	0	0	37,879
Derivative assets:	21,831	507	19,033	2,291
Interest rate swap agreements	327	0	327	0
Options held/written and other	7,025	0	4,734	2,291
Futures, foreign exchange contracts	14,057	507	13,550	0
Foreign currency swap agreements	422	0	422	0
Netting*6	(2,105)	0	0	0
Net derivative assets	19,726	0	0	0
Other assets:	15,008	0	0	15,008
Reinsurance recoverables*7	15,008	0	0	15,008

Total	¥1,529,508	¥101,989	¥1,251,424	¥176,095

Liabilities:
Derivative liabilities:	¥12,400	¥318	¥12,082	¥0
Interest rate swap agreements	4,924	0	4,924	0
Options held/written and other	701	0	701	0
Futures, foreign exchange contracts	3,447	318	3,129	0
Foreign currency swap agreements	3,220	0	3,220	0
Credit derivatives held	108	0	108	0
Netting*6	(2,105)	0	0	0
Net derivative Liabilities	10,295	0	0	0
Policy Liabilities and Policy Account Balances:	444,010	0	0	444,010
Variable annuity and variable life insurance contracts*8	444,010	0	0	444,010

Total	¥456,410	¥318	¥12,082	¥444,010

*1

A certain subsidiary elected the fair value option on the loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were a loss of ¥577 million and a gain of ¥5 million from the change in the fair value of the loans for the six and three months ended September 30, 2017. No gains or losses were recognized in earnings during the six months ended September 30, 2017 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2018, were ¥16,873 million and ¥17,260 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥387 million. As of March 31, 2018, there were no loans that are 90 days or more past due or, in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥3 million and ¥12 million from the change in the fair value of those investments for the six and three months ended September 30, 2017. The amount of aggregate fair value elected the fair value option was ¥719 million as of March 31, 2018.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥63 million and ¥24 million from the change in the fair value of those investments for the six and three months ended September 30, 2017. The amount of aggregate fair value elected the fair value option was ¥8,882 million as of March 31, 2018.

*4

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥881 million and ¥574 million from the change in the fair value of those investments for the six and three months ended September 30, 2017. The amount of aggregate fair value elected the fair value option was ¥22,365 million as of March 31, 2018.

*5

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥665 million and ¥342 million from the change in the fair value of those investments for the six and three months ended September 30, 2017. The amount of aggregate fair value elected the fair value option was ¥5,665 million as of March 31, 2018.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥15,008 million as of March 31, 2018. For the effect of changes in the fair value of those reinsurance contracts on earnings during the six and three months ended September 30, 2017, see Note 16 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥444,010 million as of March 31, 2018. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six and three months ended September 30, 2017, see Note 16 “Life Insurance Operations.”

September 30, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥31,196	¥0	¥31,196	¥0
Trading debt securities	24,560	0	24,560	0
Available-for-sale debt securities:	1,137,081	21,661	992,872	122,548
Japanese and foreign government bond securities*2	348,484	4,066	344,418	0
Japanese prefectural and foreign municipal bond securities	164,853	0	164,853	0
Corporate debt securities*3	466,320	17,595	446,178	2,547
Specified bonds issued by SPEs in Japan	762	0	0	762
CMBS and RMBS in the Americas	61,092	0	37,096	23,996
Other asset-backed securities and debt securities	95,570	0	327	95,243
Equity securities*4*5	462,480	76,321	341,600	44,559
Derivative assets:	13,498	97	12,658	743
Interest rate swap agreements	1,399	0	1,399	0
Options held/written and other	9,412	0	8,669	743
Futures, foreign exchange contracts	1,062	97	965	0
Foreign currency swap agreements	1,625	0	1,625	0
Netting*6	(670)	0	0	0
Net derivative assets	12,828	0	0	0
Other assets:	11,121	0	0	11,121
Reinsurance recoverables*7	11,121	0	0	11,121

Total	¥1,679,936	¥98,079	¥1,402,886	¥178,971

Liabilities:
Derivative liabilities:	¥28,795	¥2,007	¥26,788	¥0
Interest rate swap agreements	3,693	0	3,693	0
Options held/written and other	2,909	0	2,909	0
Futures, foreign exchange contracts	20,013	2,007	18,006	0
Foreign currency swap agreements	2,091	0	2,091	0
Credit derivatives held	89	0	89	0
Netting*6	(670)	0	0	0
Net derivative Liabilities	28,125	0	0	0
Policy Liabilities and Policy Account Balances:	405,705	0	0	405,705
Variable annuity and variable life insurance contracts*8	405,705	0	0	405,705

Total	¥434,500	¥2,007	¥26,788	¥405,705

*1

A certain subsidiary elected the fair value option on the loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥201 million and ¥18 million from the change in the fair value of the loans for the six and three months ended September 30, 2018. No gains or losses were recognized in earnings during the six months ended September 30, 2018 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2018, were ¥30,571 million and ¥31,196 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥625 million. As of September 30, 2018, there were no loans that are 90 days or more past due or, in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥9 million and a gain of ¥10 million from the change in the fair value of those investments for the six and three months ended September 30, 2018. The amount of aggregate fair value elected the fair value option was ¥614 million as of September 30, 2018.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥257 million and ¥218 million from the change in the fair value of those investments for the six and three months ended September 30, 2018. The amount of aggregate fair value elected the fair value option was ¥17,595 million as of September 30, 2018.

*4

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥641 million and ¥387 million from the change in the fair value of those investments for the six and three months ended September 30, 2018. The amount of aggregate fair value elected the fair value option was ¥5,751 million as of September 30, 2018.

*5	The amount of ¥14,813 million of investments funds measured at net asset value per share is not included.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥11,121 million as of September 30, 2018. For the effect of changes in the fair value of those reinsurance contracts on earnings during the six and three months ended September 30, 2018, see Note 16 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥405,705 million as of September 30, 2018. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six and three months ended September 30, 2018, see Note 16 “Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2017 and 2018:

Six months ended September 30, 2017

	Millions of yen
	Balance at April 1, 2017	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2017	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2017 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥124,516	¥1,696	¥895	¥2,591	¥44,545	¥(25,114)	¥(14,748)	¥0	¥131,790	¥120
Corporate debt securities	1,618	0	5	5	1,400	0	(238)	0	2,785	0
Specified bonds issued by SPEs in Japan	1,087	5	(2)	3	0	0	(127)	0	963	5
CMBS and RMBS in the Americas	57,858	1,630	(213)	1,417	2,023	(3,468)	(8,250)	0	49,580	60
Other asset-backed securities and debt securities	63,953	61	1,105	1,166	41,122	(21,646)	(6,133)	0	78,462	55
Other securities	27,801	1,881	368	2,249	13,796	(8,195)	0	0	35,651	1,881
Investment funds	27,801	1,881	368	2,249	13,796	(8,195)	0	0	35,651	1,881
Derivative assets and liabilities (net)	5,233	(1,920)	0	(1,920)	3,372	0	(1,415)	0	5,270	(1,920)
Options held/written and other	5,233	(1,920)	0	(1,920)	3,372	0	(1,415)	0	5,270	(1,920)
Other asset	22,116	(8,908)	0	(8,908)	3,016	0	(982)	0	15,242	(8,908)
Reinsurance recoverables *5	22,116	(8,908)	0	(8,908)	3,016	0	(982)	0	15,242	(8,908)
Policy Liabilities and Policy Account Balances	605,520	(15,898)	0	(15,898)	0	0	(104,399)	0	517,019	(15,898)
Variable annuity and variable life insurance contracts *6	605,520	(15,898)	0	(15,898)	0	0	(104,399)	0	517,019	(15,898)

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments.” Additionally, unrealized gains and losses from other securities are included mainly in “Foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

Six months ended September 30, 2018

	Millions of yen
	Balance at April 1, 2018	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2018 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥120,917	¥1,150	¥4,738	¥5,888	¥32,972	¥(15,998)	¥(21,231)	¥0	¥122,548	¥31
Corporate debt securities	3,037	0	0	0	0	0	(490)	0	2,547	0
Specified bonds issued by SPEs in Japan	861	0	(2)	(2)	0	0	(97)	0	762	0
CMBS and RMBS in the Americas	36,010	1,034	1,136	2,170	1,304	(6,711)	(8,777)	0	23,996	(59)
Other asset-backed securities and debt securities	81,009	116	3,604	3,720	31,668	(9,287)	(11,867)	0	95,243	90
Equity securities	37,879	1,716	1,579	3,295	17,078	(13,693)	0	0	44,559	1,545
Investment funds	37,879	1,716	1,579	3,295	17,078	(13,693)	0	0	44,559	1,545
Derivative assets and liabilities (net)	2,291	(2,398)	0	(2,398)	1,673	0	(823)	0	743	(2,398)
Options held/written and other	2,291	(2,398)	0	(2,398)	1,673	0	(823)	0	743	(2,398)
Other asset	15,008	(5,593)	0	(5,593)	1,953	0	(247)	0	11,121	(5,593)
Reinsurance recoverables *5	15,008	(5,593)	0	(5,593)	1,953	0	(247)	0	11,121	(5,593)
Policy Liabilities and Policy Account Balances	444,010	(9,254)	(112)	(9,366)	0	0	(47,671)	0	405,705	(9,254)
Variable annuity and variable life insurance contracts *6	444,010	(9,254)	(112)	(9,366)	0	0	(47,671)	0	405,705	(9,254)

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments”, unrealized gains and losses from equity securities are included mainly in “Foreign currency translation adjustments”, unrealized gains and losses from variable annuity and variable life insurance contracts are included in “Debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the six months ended September 30, 2017 and 2018.

The following tables present the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2017 and 2018:

Three months ended September 30, 2017

	Millions of yen
	Balance at June 30, 2017	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2017	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2017 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥117,169	¥1,668	¥(133)	¥1,535	¥37,399	¥(16,347)	¥(7,966)	¥0	¥131,790	¥124
Corporate debt securities	2,069	0	4	4	900	0	(188)	0	2,785	0
Specified bonds issued by SPEs in Japan	1,016	5	(1)	4	0	0	(57)	0	963	5
CMBS and RMBS in the Americas	56,456	1,630	(888)	742	615	(2,121)	(6,112)	0	49,580	60
Other asset-backed securities and debt securities	57,628	33	752	785	35,884	(14,226)	(1,609)	0	78,462	59
Other securities	26,457	1,886	(21)	1,865	12,423	(5,094)	0	0	35,651	1,886
Investment funds	26,457	1,886	(21)	1,865	12,423	(5,094)	0	0	35,651	1,886
Derivative assets and liabilities (net)	3,961	(790)	0	(790)	2,108	0	(9)	0	5,270	(790)
Options held/written and other	3,961	(790)	0	(790)	2,108	0	(9)	0	5,270	(790)
Other asset	18,070	(3,802)	0	(3,802)	1,405	0	(431)	0	15,242	(3,802)
Reinsurance recoverables*5	18,070	(3,802)	0	(3,802)	1,405	0	(431)	0	15,242	(3,802)
Policy Liabilities and Policy Account Balances	557,914	(7,060)	0	(7,060)	0	0	(47,955)	0	517,019	(7,060)
Variable annuity and variable life insurance contracts*6	557,914	(7,060)	0	(7,060)	0	0	(47,955)	0	517,019	(7,060)

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments.” Additionally, unrealized gains and losses from other securities are included mainly in “Foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

Three months ended September 30, 2018

	Millions of yen
	Balance at June 30, 2018	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2018 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥114,095	¥21	¥2,144	¥2,165	¥23,268	¥(5,277)	¥(11,703)	¥0	¥122,548	¥15
Corporate debt securities	2,845	0	(2)	(2)	0	0	(296)	0	2,547	0
Specified bonds issued by SPEs in Japan	813	0	(1)	(1)	0	0	(50)	0	762	0
CMBS and RMBS in the Americas	25,874	(55)	672	617	1,304	0	(3,799)	0	23,996	(39)
Other asset-backed securities and debt securities	84,563	76	1,475	1,551	21,964	(5,277)	(7,558)	0	95,243	54
Equity securities	43,273	1,557	944	2,501	2,439	(3,654)	0	0	44,559	1,464
Investment funds	43,273	1,557	944	2,501	2,439	(3,654)	0	0	44,559	1,464
Derivative assets and liabilities (net)	470	(137)	0	(137)	447	0	(37)	0	743	(137)
Options held/written and other	470	(137)	0	(137)	447	0	(37)	0	743	(137)
Other asset	13,565	(3,278)	0	(3,278)	935	0	(101)	0	11,121	(3,278)
Reinsurance recoverables*5	13,565	(3,278)	0	(3,278)	935	0	(101)	0	11,121	(3,278)
Policy Liabilities and Policy Account Balances	419,455	(9,107)	(109)	(9,216)	0	0	(22,966)	0	405,705	(9,107)
Variable annuity and variable life insurance contracts*6	419,455	(9,107)	(109)	(9,216)	0	0	(22,966)	0	405,705	(9,107)

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments”, unrealized gains and losses from equity securities are included mainly in “Foreign currency translation adjustments”, unrealized gains and losses from variable annuity and variable life insurance contracts are included in “Debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

”Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

”Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the three months ended September 30, 2017 and 2018.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2018 and September 30, 2018. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

March 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	¥0	¥0	¥7,526
Investment in operating leases and property under facility operations	3,916	0	0	3,916
Certain investments in affiliates	11,730	0	0	11,730

	¥23,172	¥0	¥0	¥23,172

September 30, 2018
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,452	¥0	¥0	¥6,452
Investment in operating leases and property under facility operations	193	0	0	193

	¥6,645	¥0	¥0	¥6,645

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Trading debt securities, Available-for-sale debt securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market. A certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and September 30, 2018.

	March 31, 2018
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale securities:
Corporate debt securities	¥3,037	Discounted cash flows	Discount rate	0.2% – 1.7%
				(0.9%)
Specified bonds issued by SPEs in Japan	861	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	36,010	Discounted cash flows	Discount rate	6.4% –20.0%
				(17.6%)
			Probability of default	0.0% –24.7%
				(3.2%)
Other asset-backed securities and debt securities	18,146	Discounted cash flows	Discount rate	1.0% – 51.2%
				(10.0%)
			Probability of default	0.6% – 1.6%
				(1.0%)
	62,863	Appraisals/Broker quotes	—	—
Other securities:
Investment funds	5,665	Internal cash flows	Discount rate	0.0% – 40.0%
				(9.9%)
	25,246	Discounted cash flows	Discount rate	3.8% – 11.6%
				(8.3%)
	6,968	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	1,447	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.0%)
	844	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	15,008	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.1%)
			Lapse rate	1.5% – 30.0%
				(17.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.1%)

Total	¥176,095

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥444,010	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.2%)
			Lapse rate	1.5% – 54.0%
				(17.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (79.4%)

Total	¥444,010

	September 30, 2018
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Corporate debt securities	¥2,547	Discounted cash flows	Discount rate	0.2% – 1.5%
				(0.9%)
Specified bonds issued by SPEs in Japan	762	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	23,996	Discounted cash flows	Discount rate	6.4% – 20.0%
				(17.6%)
			Probability of default	0.0% – 14.5%
				(5.9%)
Other asset-backed securities and debt securities	20,910	Discounted cash flows	Discount rate	1.0% – 51.2%
				(8.8%)
			Probability of default	0.6% – 1.6%
				(0.9%)
	74,333	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	6,040	Internal cash flows	Discount rate	0.0% – 65.0%
				(10.0%)
	34,280	Discounted cash flows	Discount rate	3.8% – 11.4%
				(9.8%)
	4,239	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	506	Discounted cash flows	Discount rate	0.0% – 15.0%
				(3.4%)
Other assets:
	237	Appraisals/Broker quotes	—	—
Reinsurance recoverables	11,121	Discounted cash flows	Discount rate	0.0% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 24.0%
				(17.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.4%)

Total	¥178,971

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥405,705	Discounted cash flows	Discount rate	0.0% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.2%)
			Lapse rate	1.5% – 24.0%
				(17.3%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (78.5%)

Total	¥405,705

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2018 and September 30, 2018.

	March 31, 2018
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	Discounted cash flows	Discount rate	10.7%
				(10.7%)
		Direct capitalization	Capitalization rate	11.2%
				(11.2%)
Investment in operating leases and property under facility operations	27	Discounted cash flows	Discount rate	8.0%
				(8.0%)
	3,889	Appraisals	—	—
Certain investments in affiliates	11,730	Market price method	—	—
		Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	9.3% – 10.3% (9.8%)

	¥23,172

	September 30, 2018
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,452	Appraisals	—	—
Investment in operating leases and property under facility operations	193	Appraisals	—	—

	¥6,645

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures

(1) Acquisitions

There were no material acquisitions during the six months ended September 30, 2017 and 2018.

(2) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2017 and 2018 amounted to ¥24,972 million and ¥19,032 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2017 consisted of ¥13,760 million in Overseas Business segment, ¥9,184 million in Investment and Operation segment and ¥2,028 million in Corporate Financial Services segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2018 mainly consisted of ¥18,470 million in Overseas Business segment, ¥558 million in Investment and Operation segment.

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2017 and 2018 amounted to ¥10,474 million and ¥5,246 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2017 consisted of ¥8,681 million in Investment and Operation segment, ¥1,793 million in Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2018 consisted of ¥4,706 million in Overseas Business segment, ¥540 million in Investment and Operation segment.

5. Revenues from Contracts with Customers

Revenues from contracts with customers, and other sources of revenue for the six and three months ended September 30, 2018 are as follows;

Millions of yen
Six months ended in September 30, 2018
Revenues from contracts with customers	¥727,356
Other revenues*	534,658

Total revenues	¥1,262,014

Millions of yen
Three months ended in September 30, 2018
Revenues from contracts with customers	¥379,506
Other revenues*	278,591

Total revenues	¥658,097

*

Other revenues include revenues that are not in the scope of ASC 606 (“Revenue from Contracts with Customers”), such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services are transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. In transaction that third party concerns, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, and there are no significant financial components in considerations on transactions.

Revenues disaggregated by goods and services category and geographical location are represented in Note 23 “Segment Information.”

Revenue recognition criteria on each goods and services category are mainly followings:

Sales of goods

The Company and its subsidiaries sell various goods such as precious metals, medical equipment, accounting software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.

Real estate sales

Certain subsidiaries are involved in developing and selling real estates. Revenues from sale of detached houses and residential condominiums are recognized when the real estate is delivered to customers.

Asset management and servicing

Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in asset under managements in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are accounted for by ASC860 (“Transfers and Servicing”).

Automobile related services

Certain subsidiaries provide mainly automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Facilities operation

The Company and its subsidiaries are running hotels, Japanese inns, training facilities, senior housings, golf courses and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of senior housing and other facilities, certain subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations are accounted for by ASC610-20 (“Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets”).

Environment and energy related services

The Company and its subsidiaries offer services that provide electric power for business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage

The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and other, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Real estate contract work

Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers controls as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize contract assets regarding a part of performance obligations that the subsidiaries performed, and the amounts are reported in other assets on the consolidated balance sheets. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Other

The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;

Maintenance services of software, measurement equipment and other:

Certain subsidiaries offer accounting software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Fee business:

The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

Balances from contracts with customers

	Millions of yen
	April 1, 2018	September 30, 2018
Trade Notes, Accounts and Other Receivable	¥154,590	¥143,175
Contract assets (Included in Other Assets)	¥1,058	¥2,145
Contract liabilities (Included in Other Liabilities)	¥45,545	¥46,032

For the six and three months ended September 30, 2018, there were not significant changes in contract assets and contract liabilities.

For the six and three months ended September 30, 2018, revenue amounted to ¥29,236 million and ¥12,422 million were included in contract liabilities as of the beginning of this fiscal year.

As of September 30, 2018, transaction price allocated to the performance obligations that are unsatisfied (or partially satisfied) is mainly related to automobile related services, facilities operation, real estate sales and amounted to ¥150,623 million. Remaining term for the obligations ranges up to 41 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially satisfied) which will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included in the disclosure.

As of September 30, 2018, assets recognized from the costs to obtain or fulfill contracts with customers are not material.

6. Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2018, for the six and three months ended September 30, 2017 and 2018:

	Six months ended September 30, 2017
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1	Direct financing leases	Total
Allowance for credit losses :
Beginning balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227
Provision (Reversal)	6,018	(268)	1,278	(209)	1,179	7,998
Charge-offs	(4,343)	(115)	(1,972)	(1,110)	(940)	(8,480)
Recoveries	376	0	90	63	2	531
Other *2	1	9	(1,430)	0	120	(1,300)

Ending balance	¥20,651	¥2,577	¥19,045	¥4,805	¥10,898	¥57,976

Individually evaluated for impairment	3,131	1,984	9,431	3,323	0	17,869
Not individually evaluated for impairment	17,520	593	9,614	1,482	10,898	40,107

Financing receivables :
Ending balance	¥1,676,208	¥87,454	¥984,754	¥21,998	¥1,214,698	¥3,985,112

Individually evaluated for impairment	18,409	5,443	25,193	5,703	0	54,748
Not individually evaluated for impairment	1,657,799	82,011	959,561	16,295	1,214,698	3,930,364

	Three months ended September 30, 2017
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1	Direct financing leases	Total
Allowance for credit losses :
Beginning balance	¥20,086	¥2,647	¥21,487	¥5,831	¥10,708	¥60,759
Provision (Reversal)	2,558	(86)	148	(65)	804	3,359
Charge-offs	(2,254)	0	(1,216)	(1,002)	(688)	(5,160)
Recoveries	258	0	16	39	(12)	301
Other *2	3	16	(1,390)	2	86	(1,283)

Ending balance	¥20,651	¥2,577	¥19,045	¥4,805	¥10,898	¥57,976

	March 31, 2018
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1	Direct financing leases	Total
Allowance for credit losses :
Ending balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672

Individually evaluated for impairment	3,020	149	8,295	2,880	0	14,344
Not individually evaluated for impairment	18,176	539	10,112	1,412	10,089	40,328

Financing receivables :
Ending balance	¥1,739,173	¥73,305	¥974,058	¥18,933	¥1,194,888	¥4,000,357

Individually evaluated for impairment	18,911	3,745	19,385	5,101	0	47,142
Not individually evaluated for impairment	1,720,262	69,560	954,673	13,832	1,194,888	3,953,215

	Six months ended September 30, 2018
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1	Direct financing leases	Total
Allowance for credit losses :
Beginning balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672
Provision (Reversal)	5,739	(87)	992	(186)	1,752	8,210
Charge-offs	(5,140)	0	(1,761)	(304)	(1,175)	(8,380)
Recoveries	287	0	148	96	120	651
Other *3	(22)	26	623	7	53	687

Ending balance	¥22,060	¥627	¥18,409	¥3,905	¥10,839	¥55,840

Individually evaluated for impairment	3,366	49	6,818	2,482	0	12,715
Not individually evaluated for impairment	18,694	578	11,591	1,423	10,839	43,125
Financing receivables :
Ending balance	¥1,792,901	¥63,423	¥1,161,909	¥17,156	¥1,178,913	¥4,214,302

Individually evaluated for impairment	22,071	1,597	26,343	4,445	0	54,456
Not individually evaluated for impairment	1,770,830	61,826	1,135,566	12,711	1,178,913	4,159,846

	Three months ended September 30, 2018
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1	Direct financing leases	Total
Allowance for credit losses :
Beginning balance	¥22,299	¥597	¥19,708	¥4,150	¥10,206	¥56,960
Provision (Reversal)	2,328	14	(67)	(1)	990	3,264
Charge-offs	(2,638)	0	(1,602)	(266)	(535)	(5,041)
Recoveries	76	0	81	16	72	245
Other *3	(5)	16	289	6	106	412

Ending balance	¥22,060	¥627	¥18,409	¥3,905	¥10,839	¥55,840

Note: Loans held for sale are not included in the table above.

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to sales of loans.
*3	Other mainly includes foreign currency translation adjustments.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2018 and September 30, 2018:

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥7,813	¥7,774	¥0
Consumer borrowers		409	409	0
	Housing loans	184	184	0
	Card loans	0	0	0
	Other	225	225	0
Corporate borrowers		7,301	7,262	0
Non-recourse loans	Japan	0	0	0
	The Americas	3,395	3,395	0
Other	Real estate companies	1,003	1,003	0
	Entertainment companies	7	0	0
	Other	2,896	2,864	0
Purchased loans		103	103	0
With an allowance recorded *2		39,329	37,943	14,344
Consumer borrowers		18,502	17,953	3,020
	Housing loans	3,360	3,068	984
	Card loans	4,060	4,051	631
	Other	11,082	10,834	1,405
Corporate borrowers		15,829	15,227	8,444
Non-recourse loans	Japan	254	254	53
	The Americas	96	96	96
Other	Real estate companies	1,544	1,482	543
	Entertainment companies	1,581	1,570	576
	Other	12,354	11,825	7,176
Purchased loans		4,998	4,763	2,880

Total		¥47,142	¥45,717	¥14,344

Consumer borrowers		18,911	18,362	3,020

	Housing loans	3,544	3,252	984

	Card loans	4,060	4,051	631

	Other	11,307	11,059	1,405

Corporate borrowers		23,130	22,489	8,444

Non-recourse loans	Japan	254	254	53

	The Americas	3,491	3,491	96

Other	Real estate companies	2,547	2,485	543

	Entertainment companies	1,588	1,570	576

	Other	15,250	14,689	7,176

Purchased loans		5,101	4,866	2,880

	September 30, 2018
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥14,805	¥14,611	¥0
Consumer borrowers		664	648	0
	Housing loans	464	448	0
	Card loans	0	0	0
	Other	200	200	0
Corporate borrowers		14,035	13,857	0
Non-recourse loans	Japan	0	0	0
	The Americas	1,353	1,353	0
Other	Real estate companies	987	987	0
	Entertainment companies	0	0	0
	Other	11,695	11,517	0
Purchased loans		106	106	0
With an allowance recorded *2		39,651	38,586	12,715
Consumer borrowers		21,407	20,552	3,366
	Housing loans	4,112	3,952	956
	Card loans	4,014	4,005	669
	Other	13,281	12,595	1,741
Corporate borrowers		13,905	13,695	6,867
Non-recourse loans	Japan	244	244	49
	The Americas	0	0	0
Other	Real estate companies	1,428	1,414	478
	Entertainment companies	1,533	1,523	507
	Other	10,700	10,514	5,833
Purchased loans		4,339	4,339	2,482

Total		¥54,456	¥53,197	¥12,715

Consumer borrowers		22,071	21,200	3,366

	Housing loans	4,576	4,400	956

	Card loans	4,014	4,005	669

	Other	13,481	12,795	1,741

Corporate borrowers		27,940	27,552	6,867

Non-recourse loans	Japan	244	244	49

	The Americas	1,353	1,353	0

Other	Real estate companies	2,415	2,401	478

	Entertainment companies	1,533	1,523	507

	Other	22,395	22,031	5,833

Purchased loans		4,445	4,445	2,482

Note: Loans held for sale are not included in the table above.

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the six and three months ended September 30, 2017 and 2018:

	Six months ended September 30, 2017
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥17,385	¥243	¥173
	Housing loans	4,248	134	88
	Card loans	4,086	34	27
	Other	9,051	75	58
Corporate borrowers		32,972	106	102
Non-recourse loans	Japan	199	3	3
	The Americas	5,451	6	6
Other	Real estate companies	6,547	27	26
	Entertainment companies	1,691	28	27
	Other	19,084	42	40
Purchased loans		6,691	3	3

Total		¥57,048	¥352	¥278

	Six months ended September 30, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥20,346	¥221	¥192
	Housing loans	4,129	89	87
	Card loans	4,035	32	26
	Other	12,182	100	79
Corporate borrowers		24,615	222	211
Non-recourse loans	Japan	250	4	4
	The Americas	2,197	0	0
Other	Real estate companies	2,489	18	18
	Entertainment companies	1,566	24	18
	Other	18,113	176	171
Purchased loans		4,828	32	31

Total		¥49,789	¥475	¥434

	Three months ended September 30, 2017
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥17,745	¥149	¥103
	Housing loans	4,250	96	55
	Card loans	4,079	15	14
	Other	9,416	38	34
Corporate borrowers		32,001	50	47
Non-recourse loans	Japan	197	1	1
	The Americas	5,262	0	0
Other	Real estate companies	6,215	14	13
	Entertainment companies	1,669	14	13
	Other	18,658	21	20
Purchased loans		6,315	1	1

Total		¥56,061	¥200	¥151

	Three months ended September 30, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥21,635	¥113	¥108
	Housing loans	4,782	48	48
	Card loans	4,007	15	14
	Other	12,846	50	46
Corporate borrowers		25,178	176	176
Non-recourse loans	Japan	247	2	2
	The Americas	677	0	0
Other	Real estate companies	2,439	9	9
	Entertainment companies	1,549	9	9
	Other	20,266	156	156
Purchased loans		4,609	0	0

Total		¥51,422	¥289	¥284

Note: Loans held for sale are not included in the table above.

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2018 and September 30, 2018:

	March 31, 2018
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,707,514	¥18,911	¥12,748	¥31,659	¥1,739,173
	Housing loans	1,397,217	3,544	2,077	5,621	1,402,838
	Card loans	258,478	4,060	1,785	5,845	264,323
	Other	51,819	11,307	8,886	20,193	72,012
Corporate borrowers		1,024,233	23,130	0	23,130	1,047,363
Non-recourse loans	Japan	18,064	254	0	254	18,318
	The Americas	51,496	3,491	0	3,491	54,987
Other	Real estate companies	326,165	2,547	0	2,547	328,712
	Entertainment companies	81,726	1,588	0	1,588	83,314
	Other	546,782	15,250	0	15,250	562,032
Purchased loans		13,832	5,101	0	5,101	18,933
Direct financing leases		1,182,804	0	12,084	12,084	1,194,888
	Japan	820,225	0	5,943	5,943	826,168
	Overseas	362,579	0	6,141	6,141	368,720

Total		¥3,928,383	¥47,142	¥24,832	¥71,974	¥4,000,357

	September 30, 2018
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,756,798	¥22,071	¥14,032	¥36,103	¥1,792,901
	Housing loans	1,464,992	4,576	1,923	6,499	1,471,491
	Card loans	246,629	4,014	2,011	6,025	252,654
	Other	45,177	13,481	10,098	23,579	68,756
Corporate borrowers		1,197,392	27,940	0	27,940	1,225,332
Non-recourse loans	Japan	19,654	244	0	244	19,898
	The Americas	42,172	1,353	0	1,353	43,525
Other	Real estate companies	343,525	2,415	0	2,415	345,940
	Entertainment companies	70,452	1,533	0	1,533	71,985
	Other	721,589	22,395	0	22,395	743,984
Purchased loans		12,711	4,445	0	4,445	17,156
Direct financing leases		1,165,399	0	13,514	13,514	1,178,913
	Japan	800,039	0	5,949	5,949	805,988
	Overseas	365,360	0	7,565	7,565	372,925

Total		¥4,132,300	¥54,456	¥27,546	¥82,002	¥4,214,302

Note: Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2018 and September 30, 2018:

	March 31, 2018
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,750	¥15,740	¥22,490	¥1,739,173	¥15,740
	Housing loans	2,560	3,340	5,900	1,402,838	3,340
	Card loans	604	2,268	2,872	264,323	2,268
	Other	3,586	10,132	13,718	72,012	10,132
Corporate borrowers		3,404	8,949	12,353	1,047,363	18,326
Non-recourse loans	Japan	0	0	0	18,318	0
	The Americas	1,655	92	1,747	54,987	3,491
Other	Real estate companies	346	644	990	328,712	1,593
	Entertainment companies	0	760	760	83,314	760
	Other	1,403	7,453	8,856	562,032	12,482
Direct financing leases		5,184	12,084	17,268	1,194,888	12,084
	Japan	628	5,943	6,571	826,168	5,943
	Overseas	4,556	6,141	10,697	368,720	6,141

Total		¥15,338	¥36,773	¥52,111	¥3,981,424	¥46,150

	September 30, 2018
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,889	¥17,280	¥24,169	¥1,792,901	¥17,280
	Housing loans	2,175	3,242	5,417	1,471,491	3,242
	Card loans	568	2,511	3,079	252,654	2,511
	Other	4,146	11,527	15,673	68,756	11,527
Corporate borrowers		4,860	12,960	17,820	1,225,332	23,977
Non-recourse loans	Japan	0	0	0	19,898	0
	The Americas	1,352	1,353	2,705	43,525	1,353
Other	Real estate companies	64	619	683	345,940	1,555
	Entertainment companies	0	764	764	71,985	764
	Other	3,444	10,224	13,668	743,984	20,305
Direct financing leases		7,175	13,514	20,689	1,178,913	13,514
	Japan	380	5,949	6,329	805,988	5,949
	Overseas	6,795	7,565	14,360	372,925	7,565

Total		¥18,924	¥43,754	¥62,678	¥4,197,146	¥54,771

Note: Loans held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the six and three months ended September 30, 2017 and 2018:

	Six months ended September 30, 2017
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥4,680	¥3,662
	Housing loans	11	11
	Card loans	1,075	853
	Other	3,594	2,798

Total		¥4,680	¥3,662

	Six months ended September 30, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥5,912	¥4,044
	Housing loans	51	25
	Card loans	1,072	692
	Other	4,789	3,327
Corporate borrowers		3,861	3,860
Other	Other	3,861	3,860

Total		¥9,773	¥7,904

	Three months ended September 30, 2017
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,472	¥1,935
	Card loans	544	430
	Other	1,928	1,505

Total		¥2,472	¥1,935

	Three months ended September 30, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,720	¥1,786
	Housing loans	25	11
	Card loans	547	348
	Other	2,148	1,427
Corporate borrowers		1,133	1,132
Other	Other	1,133	1,132

Total		¥3,853	¥2,918

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2017 and for which there was a payment default during the six and three months ended September 30, 2017:

	Six months ended September 30, 2017
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥57
	Card loans	16
	Other	41

Total		¥57

	Three months ended September 30, 2017
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥43
	Card loans	12
	Other	31

Total		¥43

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2018 and for which there was a payment default during the six and three months ended September 30, 2018:

	Six months ended September 30, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥489
	Card loans	16
	Other	473

Total		¥489

	Three months ended September 30, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥49
	Card loans	9
	Other	40

Total		¥49

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

As of March 31, 2018 and September 30, 2018, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥245 million and ¥390 million as of March 31, 2018 and September 30, 2018, respectively.

7.	Investment in Securities

Investment in securities as of March 31, 2018 consists of the following:

Millions of yen
March 31, 2018
Trading securities *	¥422,053
Available-for-sale securities	1,015,477
Held-to-maturity securities	113,891
Other securities	178,034

Total	¥1,729,455

*	The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities was ¥403,797 million as of March 31, 2018.

Other securities consist mainly of non-marketable equity securities and preferred equity securities carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥27,334 million as of March 31, 2018. Investments with an aggregate cost of ¥27,260 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to manage the risk of changes in fair value of these foreign government bond securities. As of March 31, 2018, these investments were fair valued at ¥719 million.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to manage the risk of changes in fair value of these foreign corporate debt securities. As of March 31, 2018, these investments were fair valued at ¥8,882 million.

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the equity securities and the derivatives used to manage the risk of changes in fair value of these equity securities. As of March 31, 2018, these equity securities were fair valued at ¥22,365 million.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2018, these investments were fair valued at ¥5,665 million.

Investment in securities as of September 30, 2018 consists of the following:

Millions of yen
September 30, 2018
Equity securities *	¥593,925
Trading debt securities	24,560
Available-for-sale debt securities	1,137,081
Held-to-maturity debt securities	114,288

Total	¥1,869,854

*

The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities was ¥375,480 million as of September 30, 2018. The amount of investment funds that are accounted for under the equity method included in equity securities was ¥85,824 million as of September 30, 2018. The amount of investment funds elected for the fair value option included in equity securities was ¥5,751 million as of September 30, 2018.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 16 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of September 30, 2018 were gains of ¥2,698 million and ¥2,553 million for the six and three months ended September 30, 2018, respectively, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.

Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative.

The following table provides information about impairment and plus or minus changes resulting from observable price changes as of September 30, 2018 and for the six and three months ended September 30, 2018.

	Millions of yen
	September 30, 2018			Six months ended September 30, 2018		Three months ended September 30, 2018
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥30,807	¥(1,828)	¥0	¥(151)	¥0	¥(151)	¥0

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of September 30, 2018 were losses of ¥29 million and ¥59 million for the six and three months ended September 30, 2018, respectively.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of September 30, 2018, these investments were fair valued at ¥5,751 million.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to manage the risk of changes in fair value of these foreign government bond securities. As of September 30, 2018, these investments were fair valued at ¥614 million.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to manage the risk of changes in fair value of these foreign corporate debt securities. As of September 30, 2018, these investments were fair valued at ¥17,595 million.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2018 are as follows:

March 31, 2018

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Japanese and foreign government bond securities	¥271,866	¥11,383	¥(7,439)	¥275,810
Japanese prefectural and foreign municipal bond securities	160,549	3,247	(560)	163,236
Corporate debt securities	368,106	2,974	(4,605)	366,475
Specified bonds issued by SPEs in Japan	854	7	0	861
CMBS and RMBS in the Americas	72,793	2,543	(1,160)	74,176
Other asset-backed securities and debt securities	77,974	3,413	(66)	81,321
Equity securities	49,971	5,653	(2,026)	53,598

	1,002,113	29,220	(15,856)	1,015,477

Held-to-maturity securities:
Japanese government bond securities and other	113,891	26,933	0	140,824

	¥1,116,004	¥56,153	¥(15,856)	¥1,156,301

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities and held-to-maturity debt securities in each major security type as of September 30, 2018 are as follows:

September 30, 2018

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥342,002	¥8,969	¥(2,487)	¥348,484
Japanese prefectural and foreign municipal bond securities	163,595	2,287	(1,029)	164,853
Corporate debt securities	470,027	2,368	(6,075)	466,320
Specified bonds issued by SPEs in Japan	757	5	0	762
CMBS and RMBS in the Americas	59,594	2,532	(1,034)	61,092
Other asset-backed securities and debt securities	93,175	2,679	(284)	95,570

	1,129,150	18,840	(10,909)	1,137,081

Held-to-maturity debt securities:
Japanese government bond securities and other	114,288	23,580	0	137,868

	¥1,243,438	¥42,420	¥(10,909)	¥1,274,949

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2018:

March 31, 2018

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities:
Japanese and foreign government bond securities	¥72,523	¥(5,599)	¥27,458	¥(1,840)	¥99,981	¥(7,439)
Japanese prefectural and foreign municipal bond securities	17,208	(125)	19,479	(435)	36,687	(560)
Corporate debt securities	90,216	(2,011)	89,573	(2,594)	179,789	(4,605)
CMBS and RMBS in the Americas	12,798	(359)	7,065	(801)	19,863	(1,160)
Other asset-backed securities and debt securities	4,623	(56)	774	(10)	5,397	(66)
Equity securities	6,505	(247)	6,914	(1,779)	13,419	(2,026)

	¥203,873	¥(8,397)	¥151,263	¥(7,459)	¥355,136	¥(15,856)

The following table provides information about available-for-sale debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of September 30, 2018:

September 30, 2018

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥95,124	¥(1,259)	¥69,241	¥(1,228)	¥164,365	¥(2,487)
Japanese prefectural and foreign municipal bond securities	54,085	(445)	19,373	(584)	73,458	(1,029)
Corporate debt securities	198,506	(2,572)	112,777	(3,503)	311,283	(6,075)
CMBS and RMBS in the Americas	648	(47)	6,169	(987)	6,817	(1,034)
Other asset-backed securities and debt securities	21,803	(248)	1,031	(36)	22,834	(284)

	¥370,166	¥(4,571)	¥208,591	¥(6,338)	¥578,757	¥(10,909)

The number of investment securities that were in an unrealized loss position as of March 31, 2018 and September 30, 2018 were 320 and 490, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include foreign government bond securities and corporate debt securities in Japan and overseas.

The unrealized loss associated with government bond securities and corporate debt securities are primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2018.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the six months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Total other-than-temporary impairment losses	¥423	¥693
Portion of loss recognized in other comprehensive income (before taxes)	0	(136)

Net impairment losses recognized in earnings	¥423	¥557

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the three months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Total other-than-temporary impairment losses	¥243	¥693
Portion of loss recognized in other comprehensive income (before taxes)	0	(136)

Net impairment losses recognized in earnings	¥243	¥557

Total other-than-temporary impairment losses for the six and three months ended September 30, 2017 were related to equity securities and other securities. Total other-than-temporary impairment losses for the six and three months ended September 30, 2018 were related to debt securities.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for the six months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Beginning	¥1,220	¥1,021
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	0	551
Reduction during the period:
For securities sold or redeemed	0	(22)

Ending	¥1,220	¥1,550

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for the three months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Beginning	¥1,220	¥999
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	0	551

Ending	¥1,220	¥1,550

Certain subsidiaries recorded other-than-temporary impairments related to the non-credit losses arising from foregoing debt securities for CMBS and RMBS in the Americas and foreign municipal bond securities. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. As of March 31, 2018, an unrealized gain of ¥42 million, before taxes, was included and an unrealized gain of ¥33 million, net of taxes, was included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2018, no unrealized loss was included in unrealized gains or losses of accumulated other comprehensive income. As of September 30, 2018, an unrealized gain of ¥9 million and an unrealized loss of ¥136 million, before taxes, were included and an unrealized gain of ¥7 million and an unrealized loss of ¥107 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income.

8. Transfer of Financial Assets

The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.

When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

For the six months ended September 30, 2017 and 2018, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥175,170 million and ¥218,636 million, respectively. For the six months ended September 30, 2017 and 2018, gains (losses) from the securitization and transfer of loans were ¥5,009 million and ¥8,012 million, respectively, which is included in finance revenues in the consolidated statements of income.

For the three months ended September 30, 2017 and 2018, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥85,339 million and ¥138,835 million, respectively. For the three months ended September 30, 2017 and 2018, gains (losses) from the securitization and transfer of loans were ¥2,976 million and ¥5,198 million, respectively, which is included in finance revenues in the consolidated statements of income.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the six and three months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018	Three months ended September 30, 2017	Three months ended September 30, 2018
Beginning balance	¥17,303	¥28,756	¥17,736	¥29,829
Increase mainly from loans sold with servicing retained	13,470	2,658	12,132	1,550
Decrease mainly from amortization	(1,712)	(2,333)	(835)	(1,136)
Increase from the effects of changes in foreign exchange rates	225	1,987	253	825

Ending balance	¥29,286	¥31,068	¥29,286	¥31,068

The fair value of the servicing assets as of March 31, 2018 and September 30, 2018 are as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Beginning balance	¥24,907	¥35,681
Ending balance	¥35,681	¥39,480

9.	Variable Interest Entities

The Company and its subsidiaries use SPEs in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter referred to as VIE) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2018

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,181	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	103,288	27,892	46,860	0
(d) VIEs for corporate rehabilitation support business	1,057	49	0	0
(e) VIEs for investment in securities	42,456	60	60	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	116,665	72,219	89,103	0
(g) VIEs for securitization of loan receivable originated by third parties	9,783	10,425	9,783	0
(h) VIEs for power generation projects	236,367	117,906	138,159	85,371
(i) Other VIEs	177,373	67,592	161,729	0

Total	¥689,170	¥296,143	¥445,694	¥85,371

September 30, 2018
	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,993	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	105,762	31,026	50,670	0
(d) VIEs for corporate rehabilitation support business	628	10	0	0
(e) VIEs for investment in securities	47,696	48	63	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	207,144	167,940	207,144	0
(g) VIEs for securitization of loan receivable originated by third parties	3,975	4,463	3,975	0
(h) VIEs for power generation projects	267,906	141,010	178,550	64,742
(i) Other VIEs	156,018	49,093	130,280	0

Total	¥791,122	¥393,590	¥570,682	¥64,742

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2018

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,602	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	35,812	0	2,424	2,424
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	19,170,411	0	75,336	108,678
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,355,962	0	16,653	16,670
(h) VIEs for power generation projects	29,539	0	1,920	1,920
(i) Other VIEs	467,259	3,732	23,484	29,813

Total	¥21,067,585	¥3,732	¥120,808	¥160,496

September 30, 2018

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,556	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	38,647	0	3,599	3,599
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	4,208,616	0	69,137	98,991
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,090,183	0	23,078	23,087
(h) VIEs for power generation projects	27,448	0	1,929	1,929
(i) Other VIEs	422,984	3,726	36,848	43,240

Total	¥5,796,434	¥3,726	¥135,582	¥171,837

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

Variable interests of non-consolidated VIEs, which the Company has, are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

Certain subsidiaries consolidated certain such VIEs since the subsidiaries has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are included in restricted cash, investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and thermal power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable, long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs for finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

10.	Investment in Affiliates

Investment in affiliates at March 31, 2018 and September 30, 2018 consists of the following:

	Millions of yen
	March 31, 2018	September 30, 2018
Shares	¥531,481	¥525,915
Loans and others	59,882	66,907

	¥591,363	¥592,822

11. Redeemable Noncontrolling Interests Changes in redeemable noncontrolling interests for the six months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Beginning balance	¥6,548	¥7,420
Comprehensive income
Net income	148	85
Other comprehensive income
Net change of foreign currency translation adjustments	34	502
Total other comprehensive income	34	502
Comprehensive income	182	587
Dividends	0	(294)

Ending balance	¥6,730	¥7,713

12.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the six months ended September 30, 2017 and 2018, are as follows:

	Six months ended September 30, 2017
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2017	¥32,279	¥(17,330)	¥(31,736)	¥(4,483)	¥(21,270)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,275) million	6,640				6,640
Reclassification adjustment included in net income, net of tax of ¥4,594 million	(9,667)				(9,667)
Defined benefit pension plans, net of tax of ¥86 million		(427)			(427)
Reclassification adjustment included in net income, net of tax of ¥5 million		(20)			(20)
Foreign currency translation adjustments, net of tax of ¥12,032 million			19,830		19,830
Reclassification adjustment included in net income, net of tax of ¥(1,019) million			(1,175)		(1,175)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(253) million				805	805
Reclassification adjustment included in net income, net of tax of ¥235 million				(729)	(729)

Total other comprehensive income (loss)	(3,027)	(447)	18,655	76	15,257

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(65)	0	728	4	667

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	34	0	34

Balance at September 30, 2017	¥29,317	¥(17,777)	¥(13,843)	¥(4,411)	¥(6,714)

	Six months ended September 30, 2018
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2018	¥10,465	¥0	¥(20,487)	¥(31,806)	¥(3,738)	¥(45,566)

Cumulative effect of adopting Accounting Standards Update 2016-01	(3,250)	351	0	0	0	(2,899)

Balance at April 1, 2018	7,215	351	(20,487)	(31,806)	(3,738)	(48,465)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(142) million	888					888
Reclassification adjustment included in net income, net of tax of ¥849 million	(2,494)					(2,494)
Debt valuation adjustments, net of tax of ¥26 million		(69)				(69)
Reclassification adjustment included in net income, net of tax of ¥5 million		(12)				(12)
Defined benefit pension plans, net of tax of ¥25 million			(147)			(147)
Reclassification adjustment included in net income, net of tax of ¥21 million			(54)			(54)
Foreign currency translation adjustments, net of tax of ¥8,864 million				14,788		14,788
Reclassification adjustment included in net income, net of tax of ¥(1) million				1		1
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(38) million					(39)	(39)
Reclassification adjustment included in net income, net of tax of ¥(218) million					729	729

Total other comprehensive income (loss)	(1,606)	(81)	(201)	14,789	690	13,591

Transaction with noncontrolling interests	0	0	(2)	1	0	(1)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	0	0	(2)	284	37	319

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	502	0	502

Balance at September 30, 2018	¥5,609	¥270	¥(20,688)	¥(17,802)	¥(3,085)	¥(35,696)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended September 30, 2017 and 2018, are as follows:

	Three months ended September 30, 2017
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2017	¥30,376	¥(17,586)	¥(25,122)	¥(4,352)	¥(16,684)

Net unrealized gains(losses) on investment in securities, net of tax of ¥(875) million	3,253				3,253
Reclassification adjustment included in net income, net of tax of ¥2,133 million	(4,324)				(4,324)
Defined benefit pension plans, net of tax of ¥19 million		(180)			(180)
Reclassification adjustment included in net income, net of tax of ¥2 million		(10)			(10)
Foreign currency translation adjustments, net of tax of ¥5,413 million			13,041		13,041
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized gains(losses) on derivative instruments, net of tax of ¥4 million				4	4
Reclassification adjustment included in net income, net of tax of ¥17 million				(73)	(73)

Total other comprehensive income (loss)	(1,071)	(190)	13,041	(69)	11,711

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(12)	1	1,717	(10)	1,696

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	45	0	45

Balance at September 30, 2017	¥29,317	¥(17,777)	¥(13,843)	¥(4,411)	¥(6,714)

	Three months ended September 30, 2018
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2018	¥7,453	¥348	¥(20,500)	¥(36,821)	¥(3,775)	¥(53,295)

Net unrealized gains (losses) on investment in securities, net of tax of ¥766 million	(1,730)					(1,730)
Reclassification adjustment included in net income, net of tax of ¥72 million	(114)					(114)
Debt valuation adjustments, net of tax of ¥29 million		(71)				(71)
Reclassification adjustment included in net income, net of tax of ¥2 million		(7)				(7)
Defined benefit pension plans, net of tax of ¥44 million			(160)			(160)
Reclassification adjustment included in net income, net of tax of ¥11 million			(28)			(28)
Foreign currency translation adjustments, net of tax of ¥4,410 million				19,524		19,524
Reclassification adjustment included in net income, net of tax of ¥(1) million				1		1
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(285) million					767	767
Reclassification adjustment included in net income, net of tax of ¥25 million					(47)	(47)

Total other comprehensive income (loss)	(1,844)	(78)	(188)	19,525	720	18,135

Transaction with noncontrolling interests	0	0	(1)	1	0	0

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	0	0	(1)	301	30	330

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	206	0	206

Balance at September 30, 2018	¥5,609	¥270	¥(20,688)	¥(17,802)	¥(3,085)	¥(35,696)

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2017 and 2018 are as follows:

	Six months ended September 30, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥11,272	Gains on investment securities and dividends
Sales of investment securities	3,502	Life insurance premiums and related investment income
Amortization of investment securities	(109)	Finance revenues
Amortization of investment securities	(275)	Life insurance premiums and related investment income
Others	(129)	Write-downs of securities and other

	14,261	Total before income tax
	(4,594)	Income tax (expense) or benefit

	¥9,667	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥497	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(447)	See Note 15 “Pension Plans”
Amortization of transition obligation	(25)	See Note 15 “Pension Plans”

	25	Total before income tax
	(5)	Income tax (expense) or benefit

	¥20	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥156	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	156	Total before income tax
	1,019	Income tax (expense) or benefit

	¥1,175	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥118	Finance revenues/Interest expense
Foreign exchange contracts	(2)	Other (income) and expense, net
Foreign currency swap agreements	848	Finance revenues/Interest expense/ Other (income) and expense, net

	964	Total before income tax
	(235)	Income tax (expense) or benefit

	¥729	Net of tax

	Six months ended September 30, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥3,123	Gains on investment securities and dividends
Sales of debt securities	1,545	Life insurance premiums and related investment income
Amortization of debt securities	(654)	Finance revenues
Amortization of debt securities	(114)	Life insurance premiums and related investment income
Others	(557)	Write-downs of securities and other

	3,343	Total before income tax
	(849)	Income tax (expense) or benefit

	¥2,494	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥17	Life insurance costs

	17	Total before income tax
	(5)	Income tax (expense) or benefit

	¥12	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥538	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(461)	See Note 15 “Pension Plans”
Amortization of transition obligation	(2)	See Note 15 “Pension Plans”

	75	Total before income tax
	(21)	Income tax (expense) or benefit

	¥54	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(2)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(2)	Total before income tax
	1	Income tax (expense) or benefit

	¥(1)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥137	Finance revenues/Interest expense
Foreign exchange contracts	10	Other (income) and expense, net
Foreign currency swap agreements	(1,094)	Finance revenues/Interest expense/ Other (income) and expense, net

	(947)	Total before income tax
	218	Income tax (expense) or benefit

	¥(729)	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended September 30, 2017 and 2018 are as follows:

	Three months ended September 30, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥6,131	Gains on investment securities and dividends
Sales of investment securities	660	Life insurance premiums and related investment income
Amortization of investment securities	(199)	Finance revenues
Amortization of investment securities	(135)	Life insurance premiums and related investment income

	6,457	Total before income tax
	(2,133)	Income tax (expenses) or benefits

	¥4,324	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥249	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(224)	See Note 15 “Pension Plans”
Amortization of transition obligation	(13)	See Note 15 “Pension Plans”

	12	Total before income tax
	(2)	Income tax (expenses) or benefits

	¥10	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥2	Finance revenues/Interest expense
Foreign currency swap agreements	88	Finance revenues/Interest expense/ Other (income) and expense, net

	90	Total before income tax
	(17)	Income tax (expenses) or benefits

	¥73	Net of tax

	Three months ended September 30, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥598	Gains on investment securities and dividends
Sales of debt securities	486	Life insurance premiums and related investment income
Amortization of debt securities	(292)	Finance revenues
Amortization of debt securities	(49)	Life insurance premiums and related investment income
Others	(557)	Write-downs of securities and other

	186	Total before income tax
	(72)	Income tax (expense) or benefit

	¥114	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥9	Life insurance costs

	9	Total before income tax
	(2)	Income tax (expense) or benefit

	¥7	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥270	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(230)	See Note 15 “Pension Plans”
Amortization of transition obligation	(1)	See Note 15 “Pension Plans”

	39	Total before income tax
	(11)	Income tax (expense) or benefit

	¥28	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(2)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(2)	Total before income tax
	1	Income tax (expense) or benefit

	¥(1)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥10	Finance revenues/Interest expense
Foreign exchange contracts	(13)	Other (income) and expense, net
Foreign currency swap agreements	75	Finance revenues/Interest expense/ Other (income) and expense, net

	72	Total before income tax
	(25)	Income tax (expense) or benefit

	¥47	Net of tax

13.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2017 and 2018 are as follows:

(1)	Dividend payments

	Six months ended September 30, 2017	Six months ended September 30, 2018
Resolution	The board of directors on May 23, 2017	The board of directors on May 21, 2018
Type of shares	Common stock	Common stock
Total dividends paid	¥38,162 million	¥49,984 million
Dividend per share	¥29.25	¥39.00
Date of record for dividend	March 31, 2017	March 31, 2018
Effective date for dividend	June 6, 2017	June 5, 2018
Dividend resource	Retained earnings	Retained earnings

Total dividends paid include ¥62 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2017. Total dividends paid include ¥64 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2018.

(2)	Applicable dividends for which the date of record was in the six months ended September 30, 2017 and 2018, and for which the effective date was after September 30, 2017 and 2018

	Six months ended September 30, 2017	Six months ended September 30, 2018
Resolution	The board of directors on October 30, 2017	The board of directors on October 26, 2018
Type of shares	Common stock	Common stock
Total dividends paid	¥34,595 million	¥38,453 million
Dividend per share	¥27.00	¥30.00
Date of record for dividend	September 30, 2017	September 30, 2018
Effective date for dividend	December 4, 2017	December 4, 2018
Dividend resource	Retained earnings	Retained earnings

Total dividends to be paid include ¥53 million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2017. Total dividends to be paid include ¥55 million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2018.

14.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Personnel expenses	¥119,164	¥122,438
Selling expenses	36,378	36,883
Administrative expenses	51,288	49,109
Depreciation of office facilities	2,469	2,216

Total	¥209,299	¥210,646

Selling, general and administrative expenses for the three months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Personnel expenses	¥57,890	¥60,013
Selling expenses	19,058	19,596
Administrative expenses	25,133	24,752
Depreciation of office facilities	1,256	1,129

Total	¥103,337	¥105,490

15.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.

Net periodic pension cost for the six months ended September 30, 2017 and 2018 consists of the following:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Japanese plans:
Service cost	¥2,649	¥2,762
Interest cost	388	361
Expected return on plan assets	(1,313)	(1,362)
Amortization of prior service credit	(457)	(448)
Amortization of net actuarial loss	428	422
Amortization of transition obligation	23	0

Net periodic pension cost	¥1,718	¥1,735

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Overseas plans:
Service cost	¥1,605	¥1,631
Interest cost	952	993
Expected return on plan assets	(2,037)	(2,202)
Amortization of prior service credit	(40)	(90)
Amortization of net actuarial loss	19	39
Amortization of transition obligation	2	2

Net periodic pension cost	¥501	¥373

Net pension cost of the plans for the three months ended September 30, 2017 and 2018 consists of the following:

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Japanese plans:
Service cost	¥1,325	¥1,380
Interest cost	194	186
Expected return on plan assets	(656)	(681)
Amortization of prior service credit	(228)	(226)
Amortization of net actuarial loss	214	211
Amortization of transition obligation	12	0

Net periodic pension cost	¥861	¥870

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Overseas plans:
Service cost	¥768	¥829
Interest cost	487	502
Expected return on plan assets	(1,044)	(1,106)
Amortization of prior service credit	(21)	(44)
Amortization of net actuarial loss	10	19
Amortization of transition obligation	1	1

Net periodic pension cost	¥201	¥201

Note:

The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

16.	Life Insurance Operations

Life insurance premiums and related investment income for the six and three months ended September 30, 2017 and 2018 consist of the following:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Life insurance premiums	¥142,495	¥153,511
Life insurance related investment income	38,715	27,093

	¥181,210	¥180,604

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Life insurance premiums	¥71,122	¥78,475
Life insurance related investment income	16,434	19,270

	¥87,556	¥97,745

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the six and three months ended September 30, 2017 and 2018, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Reinsurance benefits	¥1,870	¥1,193
Reinsurance premiums	(3,763)	(2,849)

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Reinsurance benefits	¥850	¥596
Reinsurance premiums	(1,813)	(1,467)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the six months ended September 30, 2017 and 2018 amounted to ¥7,747 million and ¥8,658 million, respectively. In addition, amortization charged to income for the three months ended September 30, 2017 and 2018 amounted to ¥3,840 million and ¥4,366 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

From the three months ended June 30, 2018, the portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss).

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the six and three months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥37,141	¥22,054
Net gains or losses from derivative contracts :	(5,949)	(3,460)
Futures	(4,453)	(2,321)
Foreign exchange contracts	(584)	(535)
Options held	(912)	(604)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(88,501)	¥(38,417)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	104,399	47,671
Changes in the fair value of the reinsurance contracts	6,874	3,887

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥16,014	¥16,603
Net gains or losses from derivative contracts :	(2,416)	(2,331)
Futures	(1,826)	(1,752)
Foreign exchange contracts	(262)	(308)
Options held	(328)	(271)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(40,895)	¥(13,859)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	47,955	22,966
Changes in the fair value of the reinsurance contracts	2,828	2,444

17.	Write-Downs of Long-Lived Assets

The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2018 and September 30, 2018, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2018	As of September 30, 2018
Investment in operating leases	¥31,776	¥76,052
Property under facility operations	12,483	0
Other assets	164	27

The long-lived assets classified as held for sale as of March 31, 2018 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of September 30, 2018 are included in Corporate Financial Services segment, Maintenance Leasing segment, Real Estate segment, Investment and Operation segment and Overseas Business segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the six months ended September 30, 2017 and 2018, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,472 million and ¥26 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Six months ended September 30, 2017		Six months ended September 30, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Commercial facilities other than office buildings	¥977	1	¥0	0
Others*	200	—	0	—

Total	¥1,177	—	¥0	—

*	For the “Others,” the number of properties is omitted.

	Six months ended September 30, 2017		Six months ended September 30, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥187	2	¥16	1
Others*	108	—	10	—

Total	¥295	—	¥26	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥1,472 million in Real Estate segment were recorded for the six months ended September 30, 2017. Losses of ¥16 million in Real Estate segment and ¥10 million in Overseas Business segment were recorded for the six months ended September 30, 2018.

For the three months ended September 30, 2017, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥387 million, which were reflected as write-downs of long-lived assets compared to no impairment loss for the three months ended September 30, 2018. Breakdowns of these amounts are as follows.

	Three months ended September 30, 2017		Three months ended September 30, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Commercial facilities other than office buildings	¥0	0	¥0	0
Others *	200	—	0	—

Total	¥200	—	¥0	—

*	For the “Others,” the number of properties is omitted.

	Three months ended September 30, 2017		Three months ended September 30, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥187	2	¥0	0
Others *	0	—	0	—

Total	¥187	—	¥0	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥387 million in Real Estate segment were recorded for the three months ended September 30, 2017.

18.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six and three months ended September 30, 2017 and 2018 is as follows:

During the six months ended September 30, 2017, the diluted EPS calculation excludes stock options for 356 thousand shares, as they were antidilutive. During the six months ended September 30, 2018, there were no stock options which were antidilutive.

During the three months ended September 30, 2017 and 2018, there were no stock options which were antidilutive.

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Net Income attributable to ORIX Corporation shareholders	¥165,970	¥155,050

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Net Income attributable to ORIX Corporation shareholders	¥76,258	¥75,103

	Thousands of Shares
	Six months ended September 30, 2017	Six months ended September 30, 2018
Weighted-average shares	1,282,567	1,280,071
Effect of dilutive securities —
Exercise of stock options	1,178	1,056

Weighted-average shares for diluted EPS computation	1,283,745	1,281,127

	Thousands of Shares
	Three months ended September 30, 2017	Three months ended September 30, 2018
Weighted-average shares	1,279,276	1,280,104
Effect of dilutive securities —
Exercise of stock options	1,277	1,110

Weighted-average shares for diluted EPS computation	1,280,553	1,281,214

	Yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥129.40	¥121.13
Diluted	¥129.29	¥121.03

	Yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥59.61	¥58.67
Diluted	¥59.55	¥58.62

Note:

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation. (2,055,862 and 1,668,589 shares for the six months ended September 30, 2017 and 2018, 2,003,201 and 1,681,449 shares for the three months ended September 30, 2017 and 2018)

19.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2018 and September 30, 2018.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Derivatives not designated as hedging instruments

The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the six months ended September 30, 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(185)	Finance revenues/Interest expense	¥118	—	¥0

Foreign exchange contracts	(188)	Other (income) and expense, net	(2)	—	0

Foreign currency swap agreements	1,432	Finance revenues/Interest expense/ Other (income) and expense, net	848	Other (income) and expense, net	(111)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(13)	Finance revenues/Interest expense	¥13	Finance revenues/Interest expense

Foreign exchange contracts	(3,125)	Other (income) and expense, net	3,125	Other (income) and expense, net

Foreign currency swap agreements	990	Other (income) and expense, net	(990)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(23,576)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(3,705)	—	¥0
Borrowings and bonds in foreign currencies	(10,197)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥698	Other (income) and expense, net

Futures	(2,511)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(14,377)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(26)	Other (income) and expense, net

Options held/written and other	266	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2017 (see Note 16 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the six months ended September 30, 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥723	Finance revenues/Interest expense	¥137	—	¥0

Foreign exchange contracts	243	Other (income) and expense, net	10	—	0

Foreign currency swap agreements	(967)	Finance revenues/Interest expense/Other (income) and expense, net	(1,094)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,228	Finance revenues/Interest expense	¥(1,228)	Finance revenues/Interest expense

Foreign exchange contracts	(4,664)	Other (income) and expense, net	4,664	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(1,734)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(115)	—	¥0

Borrowings and bonds in foreign currencies	(22,088)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,147	Other (income) and expense, net

Futures	(2,684)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(7,856)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	19	Other (income) and expense, net

Options held/written and other	273	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2018 (see Note 16 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended September 30, 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥22	Finance revenues/Interest expense	¥2	—	¥0

Foreign exchange contracts	(54)	—	0	—	0

Foreign currency swap agreements	33	Finance revenues/Interest expense /Other (income) and expense, net	88	Other (income) and expense, net	(33)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥0	—	¥0	—

Foreign exchange contracts	(1,633)	Other (income) and expense, net	1,633	Other (income) and expense, net

Foreign currency swap agreements	210	Other (income) and expense, net	(210)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(8,011)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥0	—	¥0
Borrowings and bonds in foreign currencies	(4,707)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥396	Other (income) and expense, net

Futures	13	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(11,664)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(12)	Other (income) and expense, net

Options held/written and other	929	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2017 (see Note 16 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended September 30, 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥765	Finance revenues/Interest expense	¥10	—	¥0
Foreign exchange contracts	174	Other (income) and expense, net	(13)	—	0
Foreign currency swap agreements	113	Finance revenues/Interest expense/ Other (income) and expense, net	75	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥535	Finance revenues/Interest expense	¥(535)	Finance revenues/Interest expense
Foreign exchange contracts	(3,272)	Other (income) and expense, net	3,272	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(8,348)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(115)	—	¥0
Borrowings and bonds in foreign currencies	(11,089)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥639	Other (income) and expense, net
Futures	(1,954)	Gains on investment securities and dividends Life insurance premiums and related investment income *
Foreign exchange contracts	(5,963)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net
Credit derivatives held	78	Other (income) and expense, net
Options held/written and other	1,277	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2018 (see Note 16 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2018 and September 30, 2018 are as follows.

March 31, 2018

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥278,850	¥55	Other Assets	¥4,759	Other Liabilities

Futures, foreign exchange contracts	566,583	11,445	Other Assets	2,149	Other Liabilities

Foreign currency swap agreements	70,156	422	Other Assets	3,220	Other Liabilities

Foreign currency long-term debt	396,503	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥19,569	¥272	Other Assets	¥165	Other Liabilities

Options held/written and other *	372,138	7,025	Other Assets	701	Other Liabilities

Futures, foreign exchange contracts *	271,365	2,612	Other Assets	1,298	Other Liabilities

Credit derivatives held	5,459	0	—	108	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥40,275 million, futures contracts of ¥38,094 million and foreign exchange contracts of ¥12,140 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2018, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥844 million, ¥182 million and ¥90 million and derivative liabilities includes fair value of the futures and foreign exchange contracts before offsetting of ¥318 million and ¥15 million at March 31, 2018, respectively.

September 30, 2018

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥262,481	¥952	Other Assets	¥3,569	Other Liabilities

Futures, foreign exchange contracts	574,700	697	Other Assets	13,167	Other Liabilities

Foreign currency swap agreements	72,037	1,625	Other Assets	2,091	Other Liabilities

Foreign currency long-term debt	399,765	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥67,286	¥447	Other Assets	¥124	Other Liabilities

Options held/written and other *	530,056	9,412	Other Assets	2,909	Other Liabilities

Futures, foreign exchange contracts *	352,575	365	Other Assets	6,846	Other Liabilities

Credit derivatives held	4,020	0	—	89	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥38,813 million, futures contracts of ¥30,718 million and foreign exchange contracts of ¥10,978 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at September 30, 2018, respectively. Derivative assets in the above table includes fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥237 million, ¥45 million and ¥18 million and derivative liabilities includes fair value of the futures and foreign exchange contracts before offsetting of ¥1,918 million and ¥231 million at September 30, 2018, respectively.

20. Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2018 and September 30, 2018 are as follows.

March 31, 2018

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥21,831	¥(2,105)	¥19,726	¥(820)	¥(6,497)	¥12,409
Reverse repurchase, securities borrowing, and similar arrangements *2	5,784	(5,590)	194	0	0	194

Total assets	¥27,615	¥(7,695)	¥19,920	¥(820)	¥(6,497)	¥12,603

Derivative liabilities	¥12,400	¥(2,105)	¥10,295	¥0	¥(180)	¥10,115
Repurchase, securities lending, and similar arrangements *2	5,590	(5,590)	0	0	0	0

Total liabilities	¥17,990	¥(7,695)	¥10,295	¥0	¥(180)	¥10,115

September 30, 2018

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥13,498	¥(670)	¥12,828	¥(216)	¥0	¥12,612
Reverse repurchase, securities borrowing, and similar arrangements *2	829	(829)	0	0	0	0

Total assets	¥14,327	¥(1,499)	¥12,828	¥(216)	¥0	¥12,612

Derivative liabilities	¥28,795	¥(670)	¥28,125	¥(2,649)	¥(1,509)	¥23,967
Repurchase, securities lending, and similar arrangements *2	1,425	(829)	596	0	0	596

Total liabilities	¥30,220	¥(1,499)	¥28,721	¥(2,649)	¥(1,509)	¥24,563

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2

Reverse repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

21. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value.

The disclosures do not include investment in direct financing leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2018

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,321,241	¥1,321,241	¥1,321,241	¥0	¥0
Restricted cash	83,876	83,876	83,876	0	0
Installment loans (net of allowance for probable loan losses)	2,779,186	2,788,069	0	139,416	2,648,653
Trading securities	422,053	422,053	35,766	386,287	0
Investment in securities:
Practicable to estimate fair value	1,167,247	1,194,180	65,716	969,668	158,796
Not practicable to estimate fair value *1	140,155	140,155	0	0	0
Other Assets:
Time deposits	3,378	3,378	0	3,378	0
Derivative assets *2	19,726	19,726	0	0	0
Reinsurance recoverables (Investment contracts)	51,351	52,015	0	0	52,015
Liabilities:
Short-term debt	¥306,754	¥306,754	¥0	¥306,754	¥0
Deposits	1,757,462	1,759,248	0	1,759,248	0
Policy liabilities and Policy account balances (Investment contracts)	275,507	275,979	0	0	275,979
Long-term debt	3,826,504	3,830,529	0	922,319	2,908,210
Other Liabilities:
Derivative liabilities *2	10,295	10,295	0	0	0

*1	The fair value of investment securities of ¥140,155 million was not estimated, as it was not practicable.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

September 30, 2018

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,140,901	¥1,140,901	¥1,140,901	¥0	¥0
Restricted cash	113,872	113,872	113,872	0	0
Installment loans (net of allowance for probable loan losses)	3,034,786	3,052,369	0	150,435	2,901,934
Equity securities *1	462,480	462,480	76,321	341,600	44,559
Trading debt securities	24,560	24,560	0	24,560	0
Available-for-sale debt securities	1,137,081	1,137,081	21,661	992,872	122,548
Held-to-maturity debt securities	114,288	137,868	0	116,250	21,618
Other Assets:
Time deposits	4,119	4,119	0	4,119	0
Derivative assets *2	12,828	12,828	0	0	0
Reinsurance recoverables (Investment contracts)	50,805	51,340	0	0	51,340
Liabilities:
Short-term debt	¥324,464	¥324,464	¥0	¥324,464	¥0
Deposits	1,724,360	1,726,529	0	1,726,529	0
Policy liabilities and Policy account balances (Investment contracts)	269,255	269,419	0	0	269,419
Long-term debt	3,861,037	3,847,882	0	1,075,943	2,771,939
Other Liabilities:
Derivative liabilities *2	28,125	28,125	0	0	0

*1	The amount of ¥14,813 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

22. Commitments, Guarantees and Contingent Liabilities

Commitments—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥341 million and ¥322 million as of March 31, 2018 and September 30, 2018, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Within one year	¥7,939	¥8,072
More than one year	59,732	56,802

Total	¥67,671	¥64,874

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,211 million and ¥7,428 million for the six months ended September 30, 2017 and 2018, respectively, and ¥3,556 million and ¥3,741 million for the three months ended September 30, 2017 and 2018, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥2,399 million and ¥2,593 million for the six months ended September 30, 2017 and 2018, respectively, and ¥1,339 million and ¥1,365 million for the three months ended September 30, 2017 and 2018, respectively. As of March 31, 2018 and September 30, 2018, the amounts due are as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Within one year	¥5,280	¥3,855
More than one year	6,550	4,230

Total	¥11,830	¥8,085

The Company and certain subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥77,957 million and ¥85,987 million as of March 31, 2018 and September 30, 2018, respectively.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥319,154 million and ¥355,918 million as of March 31, 2018 and September 30, 2018, respectively.

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2018 and September 30, 2018:

	March 31, 2018			September 30, 2018
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥488,297	¥7,294	2025	¥492,542	¥6,862	2026
Transferred loans	166,906	1,227	2058	181,041	1,329	2058
Consumer loans	297,153	37,596	2029	331,804	40,794	2029
Housing loans	28,408	5,021	2048	17,528	4,872	2048
Other	615	230	2025	552	243	2024

Total	¥981,379	¥51,368	—	¥1,023,467	¥54,100	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2018 and September 30, 2018, total notional amount of the loans subject to such guarantees are ¥1,098,000 million and ¥1,096,000 million, respectively, and book value of guarantee liabilities are ¥1,966 million and ¥2,477 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2018.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2018.

As of March 31, 2018 and September 30, 2018, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥564,854 million and ¥606,635 million, respectively.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2018.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2018.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 9 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2018 and September 30, 2018:

	Millions of yen
	March 31, 2018	September 30, 2018
Minimum lease payments, loans and investment in operating leases	¥91,819	¥131,067
Investment in securities	159,475	148,209
Property under facility operations	31,627	31,961
Other assets and other	27,022	29,608

Total	¥309,943	¥340,845

As of March 31, 2018 and September 30, 2018, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥24,348 million and ¥24,348 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥44,900 million and ¥43,451 million, respectively. In addition, ¥26,456 million and ¥44,723 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2018 and September 30, 2018.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of September 30, 2018.

23.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Loan, leasing and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing
Real Estate	:	Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services
Investment and Operation	:	Environment and energy, principal investment, loan servicing (asset recovery), and concession
Retail	:	Life insurance, banking and card loan
Overseas Business	:	Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

Financial information of the segments for the six months ended September 30, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥54,059	¥137,156	¥95,755	¥774,474	¥219,505	¥240,242	¥1,521,191
Segment profits	22,049	20,438	43,991	38,927	42,950	81,395	249,750

Financial information of the segments for the six months ended September 30, 2018 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥51,067	¥141,642	¥113,527	¥499,007	¥221,735	¥238,763	¥1,265,741
Segment profits	16,788	20,583	44,183	24,871	49,175	67,716	223,316

Financial information of the segments for the three months ended September 30, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥28,603	¥68,810	¥49,235	¥351,917	¥106,908	¥123,210	¥728,683
Segment profits	11,824	10,544	11,158	22,270	20,936	38,596	115,328

Financial information of the segments for the three months ended September 30, 2018 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥26,063	¥71,784	¥59,003	¥264,489	¥118,920	¥120,284	¥660,543
Segment profits	8,968	10,887	21,964	12,966	27,390	27,710	109,885

Segment assets information as of March 31, 2018 and September 30, 2018 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2018	¥991,818	¥847,190	¥620,238	¥856,348	¥3,174,505	¥2,608,819	¥9,098,918
September 30, 2018	966,357	859,007	577,414	893,067	3,368,956	2,955,727	9,620,528

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Additionally, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

From the three months ended June 30, 2018, consolidated VIEs for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, the presented amounts in the financial information of the segments for the previous fiscal year have been retrospectively reclassified to conform to the presentation for the six and three months ended September 30, 2018.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2017	Six months ended September 30, 2018
Segment revenues:
Total revenues for segments	¥1,521,191	¥1,265,741
Revenues related to corporate assets	6,949	6,732
Revenues from inter-segment transactions	(10,344)	(10,459)

Total consolidated revenues	¥1,517,796	¥1,262,014

Segment profits:
Total profits for segments	¥249,750	¥223,316
Corporate profits (losses)	(569)	(4,163)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	3,431	1,792

Total consolidated income before income taxes	¥252,612	¥220,945

	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2018
Segment revenues:
Total revenues for segments	¥728,683	¥660,543
Revenues related to corporate assets	2,850	2,966
Revenues from inter-segment transactions	(6,034)	(5,412)

Total consolidated revenues	¥725,499	¥658,097

Segment profits:
Total profits for segments	¥115,328	¥109,885
Corporate profits (losses)	(529)	(1,575)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,202	1,681

Total consolidated income before income taxes	¥117,001	¥109,991

	Millions of yen
	March 31, 2018	September 30, 2018
Segment assets:
Total assets for segments	¥9,098,918	¥9,620,528
Cash and cash equivalents, restricted cash	1,405,117	1,254,773
Allowance for doubtful receivables on direct financing leases and probable loan losses	(54,672)	(55,840)
Trade notes, accounts and other receivable	294,773	275,520
Other corporate assets	681,846	683,563

Total consolidated assets	¥11,425,982	¥11,778,544

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the six months ended September 30, 2017

	Millions of yen
	Six months ended September 30, 2017
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,270,724	¥107,847	¥139,225	¥1,517,796
Income before Income Taxes	168,992	40,427	43,193	252,612

For the six months ended September 30, 2018

	Millions of yen
	Six months ended September 30, 2018
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,025,293	¥99,000	¥137,721	¥1,262,014
Income before Income Taxes	154,142	43,964	22,839	220,945

For the three months ended September 30, 2017

	Millions of yen
	Three months ended September 30, 2017
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥600,013	¥53,063	¥72,423	¥725,499
Income before Income Taxes	76,594	21,113	19,294	117,001

For the three months ended September 30, 2018

	Millions of yen
	Three months ended September 30, 2018
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥539,887	¥50,410	¥67,800	¥658,097
Income before Income Taxes	83,879	15,096	11,016	109,991

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
Note:

From the three months ended June 30, 2018, regarding ORIX Corporation Europe N. V., both total revenues and income before income taxes, previously disclosed in Other, are disclosed separately in the above areas, and the information about geographic areas for the previous fiscal year has been retrospectively reclassified as a result of this change.

Disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location is as follows:

For the six months ended September 30, 2018

	Millions of yen
	Six months ended September 30, 2018
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods and services category
Sale of goods	¥2,004	¥2,397	¥2,773	¥277,607	¥0	¥2,115	¥286,896	¥1,015	¥287,911
Real estate sales	0	0	93	42,601	0	156	42,850	0	42,850
Asset management and servicing	0	0	2,879	235	84	95,508	98,706	(55)	98,651
Automobile related services	245	29,632	0	93	0	8,404	38,374	(175)	38,199
Facilities operation	0	0	52,764	0	0	1,967	54,731	0	54,731
Environment and energy related services	1,691	0	122	65,362	0	576	67,751	(416)	67,335
Real estate management and brokerage	0	0	988	51,988	0	0	52,976	(1,890)	51,086
Real estate contract work	0	0	0	32,040	0	0	32,040	0	32,040
Other	18,517	4,515	1,398	19,630	1,476	8,999	54,535	18	54,553

Total revenues from contracts with customers	¥22,457	¥36,544	¥61,017	¥489,556	¥1,560	¥117,725	¥728,859	¥(1,503)	¥727,356

Geographical location
Japan	22,457	36,344	61,017	489,209	1,560	2,878	613,465	(0)	613,465
The Americas	0	0	0	0	0	59,185	59,185	0	59,185
Other	0	200	0	347	0	55,662	56,209	(1,503)	54,706
Total revenues from contracts with customers	22,457	36,544	61,017	489,556	1,560	117,725	728,859	(1,503)	727,356
Other revenues *	28,610	105,098	52,510	9,451	220,175	121,038	536,882	(2,224)	534,658

Segment revenues /Total revenues	¥51,067	¥141,642	¥113,527	¥499,007	¥221,735	¥238,763	¥1,265,741	¥(3,727)	¥1,262,014

For the three months ended September 30, 2018

	Millions of yen
	Three months ended September 30, 2018
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods and services category
Sale of goods	¥968	¥1,329	¥1,501	¥146,108	¥0	¥1,048	¥150,954	¥530	¥151,484
Real estate sales	0	0	0	24,772	0	50	24,822	0	24,822
Asset management and servicing	0	0	1,479	118	40	47,497	49,134	(41)	49,093
Automobile related services	123	14,453	0	42	0	4,224	18,842	(81)	18,761
Facilities operation	0	0	27,468	0	0	1,037	28,505	(0)	28,505
Environment and energy related services	840	0	63	34,572	0	343	35,818	(216)	35,602
Real estate management and brokerage	0	0	455	26,114	0	0	26,569	(1,033)	25,536
Real estate contract work	0	0	0	18,728	0	0	18,728	0	18,728
Other	9,484	2,272	771	9,628	794	4,805	27,754	(779)	26,975

Total revenues from contracts with customers	¥11,415	¥18,054	¥31,737	¥260,082	¥834	¥59,004	¥381,126	¥(1,620)	¥379,506

Geographical location
Japan	11,415	17,924	31,737	259,735	834	1,606	323,251	(694)	322,557
The Americas	0	0	0	0	0	29,925	29,925	0	29,925
Other	0	130	0	347	0	27,473	27,950	(926)	27,024

Total revenues from contracts with customers	11,415	18,054	31,737	260,082	834	59,004	381,126	(1,620)	379,506

Other revenues *	14,648	53,730	27,266	4,407	118,086	61,280	279,417	(826)	278,591

Segment revenues /Total revenues	¥26,063	¥71,784	¥59,003	¥264,489	¥118,920	¥120,284	¥660,543	¥(2,446)	¥658,097

*

Other revenues include revenues that are not in the scope of ASC 606 (“Revenue from Contracts with Customers”), such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

24.	Subsequent Events

There are no material subsequent events.